       As filed with Securities and Exchange Commission on July 28, 2009
                                                    Registration No. 333-______
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM S-6
                         REGISTRATION STATEMENT UNDER
                          THE SECURITIES ACT OF 1933

                  MetLife Investors Variable Life Account One
                          (Exact Name of Registrant)
                      MetLife Investors Insurance Company
                              (Name of Depositor)
                           5 Park Plaza, Suite 1900
                               Irvine, CA 92614
             (Address of Depositor's Principal Executive Offices)

                    General American Life Insurance Company
                              (Name of Guarantor)
                            13045 Tesson Ferry Road
                              St. Louis, MO 63128

                Name and complete address of agent for service:
                              Richard C. Pearson
                           Vice President, Associate
                         General Counsel and Secretary
                      MetLife Investors Insurance Company
                           5 Park Plaza, Suite 1900
                               Irvine, CA 92614
                                (800) 989-3752

                     Approximate Date of Proposed Filing:
  As soon as possible after the effective date of this registration statement

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall thereafter become effective on such date as the Commission, acting pursuant to
Section 8(a), may determine.

Title of securities being registered: (1) Modified Single Premium Variable Life Insurance Policy and (2) Guarantee related to insurance obligations under variable life insurance contracts

          THE MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY

                                   ISSUED BY

                  METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE

                                      AND

                      METLIFE INVESTORS INSURANCE COMPANY

                               NOVEMBER 9, 2009

This prospectus describes the Modified Single Premium Variable Life Insurance Policy (Policy) offered by MetLife Investors Life Insurance Company ("MetLife Investors", "We" or "Us"). The prospectus describes all material features and benefits of the Policy. The language in the prospectus determines your rights under the federal securities laws.

The Policy has been designed to be used for estate and retirement planning and other insurance needs of individuals.

The Policy offers you the Investment Portfolios listed below. The Investment Portfolios are part of Franklin Templeton Variable Insurance Products Trust, Met Investors Series Trust, and Metropolitan Series Fund, Inc. When you buy a Policy, you bear the complete investment risk.

Your Account Value and, under certain circumstances, the death benefit under the Policy, may increase or decrease or the duration of the death benefit may vary depending on the investment experience of the Investment Portfolio(s) you select.

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1):
  Templeton Foreign Securities Fund

MET INVESTORS SERIES TRUST (CLASS A):
  Lazard Mid Cap Portfolio
  Lord Abbett Bond Debenture Portfolio
  Lord Abbett Growth and Income Portfolio
  Lord Abbett Mid Cap Value Portfolio
  MFS(R) Research International Portfolio
  PIMCO Total Return Portfolio
  Pioneer Fund Portfolio
  Van Kampen Mid Cap Growth Portfolio

METROPOLITAN SERIES FUND, INC. (CLASS A):
  BlackRock Money Market Portfolio
  T. Rowe Price Large Cap Growth Portfolio

Please read this prospectus before investing and keep it on file for future reference. It contains important information about the Modified Single Premium Variable Life Insurance Policy. The Securities and Exchange Commission ("SEC") maintains a web site (http://www.sec.gov) that contains material incorporated by reference and other information regarding companies that file electronically with the SEC.

The Policy:

..  is not a bank deposit
..  is not federally insured
..  is not endorsed by any bank or government agency
..  is not guaranteed and may be subject to loss of principal

THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Policies described in this prospectus were originally issued under MetLife Investors Variable Life Account Five. Effective November 9, 2009, we combined MetLife Investors Variable Life Account Five with and into MetLife Investors Variable Life Account One. (See "The Separate Account.") WE NO LONGER OFFER THE POLICY DESCRIBED IN THIS PROSPECTUS TO NEW PURCHASERS. WE DO CONTINUE TO ACCEPT PREMIUM PAYMENTS FROM EXISTING POLICY OWNERS AS DESCRIBED IN "PURCHASES--PREMIUMS".

  TABLE OF CONTENTS                                                      PAGE
  SPECIAL TERMS.........................................................   4
  SUMMARY...............................................................   5
  PART I................................................................   9
  1. THE VARIABLE LIFE INSURANCE POLICY.................................   9
  2. PURCHASES..........................................................  10
       Premiums.........................................................  10
       Application for a Policy.........................................  10
       Allocation of Premiums...........................................  10
       Grace Period.....................................................  11
       Accumulation Unit Values.........................................  11
  3. INVESTMENT OPTIONS.................................................  12
       Franklin Templeton Variable Insurance Products Trust (Class 1)...  13
       Met Investors Series Trust (Class A).............................  13
       Metropolitan Series Fund, Inc. (Class A).........................  13
       Transfers........................................................  14
       Market Timing....................................................  14
       Dollar Cost Averaging Program....................................  15
       Automatic Rebalancing Program....................................  16
       Substitution.....................................................  16
  4. EXPENSES...........................................................  16
       Insurance Charges................................................  16
       Mortality and Expense Risk Charge................................  16
       Administrative Charge............................................  16
       Tax Expense Charge...............................................  17
       Cost of Insurance Charge.........................................  17
     Annual Policy Maintenance Fee......................................  17
     Annual Withdrawal Amount...........................................  17
     Surrender Charge...................................................  18
     Nursing Home Waiver................................................  18
     Deferred Premium Tax Charge........................................  18
     Transfer Fee.......................................................  18
     Taxes..............................................................  19
     Investment Portfolio Expenses......................................  19
     Annual Operating Expenses..........................................  19
  5. DEATH BENEFIT......................................................  20
     Accelerated Death Benefit..........................................  20
     Joint Lives........................................................  20
     Payment of Proceeds................................................  21
  6. TAXES..............................................................  21
     Life Insurance in General..........................................  21
     Taking Money Out of Your Policy....................................  21
     Diversification....................................................  22
  7. ACCESS TO YOUR MONEY...............................................  22
     Loans..............................................................  22
       Loan Amount......................................................  22
       Loan Account.....................................................  22
       Loan Interest....................................................  22
       Interest Credited................................................  22
       Preferred Loan...................................................  23
       Effect of Loan...................................................  23
       Loan Repayments..................................................  23
     Total Surrender....................................................  23
     Partial Surrenders.................................................  23
     Termination of the Policy..........................................  23
     Reinstatement......................................................  23

        TABLE OF CONTENTS                                           PAGE
        8. OTHER INFORMATION.......................................  24
           MetLife Investors.......................................  24
           The Separate Account....................................  25
           Distributor.............................................  25
           Suspension of Payments or Transfers.....................  26
           Ownership...............................................  26
             Owner.................................................  26
             Joint Owner...........................................  26
             Beneficiary...........................................  26
             Assignment............................................  26
        PART II....................................................  26
           Voting..................................................  27
             Disregard of Voting Instructions......................  28
           The Separate Account....................................  28
           Misstatement of Age or Sex..............................  28
           MetLife Investors' Right to Contest.....................  28
           Settlement Options......................................  28
           Federal Tax Status......................................  29
           Reports to Owners.......................................  33
           Legal Proceedings.......................................  33
           Independent Registered Public Accounting Firm...........  34
           Additional Information..................................  34
           Financial Statements....................................  35

        APPENDIX A
        Participating Investment Portfolios' Investment Objectives.  36

SPECIAL TERMS

We have tried to make this prospectus as readable and understandable for you as possible. By the very nature of the Policy, however, certain technical words or terms are unavoidable and need an explanation. We have identified some of those words or terms. For several of these terms we have provided a definition. For the remainder, we believe that you will find an adequate discussion in the text. For those terms, we have identified them in the text in italic and the page number that is indicated below is where we believe you will find the best explanation for the word or term.

ACCOUNT VALUE -- The total value of your Policy. It is equal to the sum of the Policy values allocated to the investment portfolios and the Policy values allocated to the loan account.

ACCUMULATION UNIT -- An accounting unit used to calculate Policy values when they are allocated to the investment portfolios.

CASH VALUE -- Your Policy's Account Value less any surrender charge and less any deferred premium tax charge and less any policy maintenance fee.

CASH SURRENDER VALUE -- Your Policy's Cash Value less any outstanding loans and accrued loan interest.

COVERAGE AMOUNT -- It is the difference between the death benefit and the Account Value.

FACE AMOUNT -- The amount of coverage that you have chosen (unless later reduced by a partial surrender) and which will be used to determine the death benefit.

MAXIMUM PREMIUM LIMIT -- This is the maximum amount of premium that we will accept under a Policy. We can also refer to this as MPL. Our MPL has been designed not to exceed the maximum premium allowed under the Internal Revenue Code for a specified Face Amount of insurance for a given age.

POLICY DATE, POLICY ANNIVERSARY, POLICY YEAR -- The Policy Date is the day your premium was initially invested in the Money Market investment portfolio which may be before we actually issue the Policy. It is the date from which Policy Anniversaries and Policy Years are determined.

                                                  PAGE
                        Annual Withdrawal Amount.    17
                        Beneficiary..............    26
                        Business Day............. 11-15
                        Death Benefit............     7
                        Insured..................  5-30
                        Investment Portfolio.....  5-31
                        Issue Date............... 10-16
                        Joint Owner..............    26
                        Loan Account.............    22
                        Monthly Deduction........ 10-23
                        Owner....................    26
                        Death Proceeds...........     7
                        Premium..................     9
                        Processing Date.......... 15-23
                        Right to Examine Period.. 10-22
                        Surrender Charge.........    18

SUMMARY

The prospectus is divided into three sections:

..  Summary,

..  Part I, and

..  Part II

The sections in this Summary correspond to sections in Part I of this prospectus which discuss the topics in more detail. Even more detailed information is contained in Part II.

1. THE VARIABLE LIFE INSURANCE POLICY

The variable life insurance policy offered by MetLife Investors is a contract between you, the owner, and MetLife Investors, an insurance company.

The Policy provides for the payment of death proceeds to your selected beneficiary upon the death of the INSURED. The death proceeds are free from federal income taxes. The Policy can be used:

..  as part of your estate planning, or

..  to save for retirement.

The insured is the person whose life is insured under the Policy. The insured can be the same as the owner but does not have to be.

You can choose among the available INVESTMENT PORTFOLIOS which are listed in
Item 3. The Investment Portfolios are the investment options available under the Policy. You can allocate your unloaned Account Value to the Investment Portfolios currently offered in your Policy. You can transfer between the available Investment Portfolios up to 12 times a Policy year without charge and without being taxed. If you make more than 12 transfers in a year, we will charge you a transfer fee.

We reserve the right to restrict the number and amount of transfers you may make in a Policy year. We or an Investment Portfolio may also impose certain restrictions on market timing activities. (See the "Transfers" section of this Prospectus and each Investment Portfolio's Prospectus for more information.)

While the Policy is in force, the Account Value and, under certain circumstances, the death benefit, will vary, up or down, or the duration of the death benefit may vary with the investment performance of the investment portfolios you choose.

You are not taxed on the earnings until you surrender or borrow from your Policy.

2. PURCHASES

You can purchase the Policy with a single premium. Under certain conditions, you can make additional premiums. Your registered representative can help you fill out the proper forms.

The minimum initial premium we will accept is generally $10,000. There is no minimum required for additional premiums. However, the total of all premiums paid will be limited to that which is required to qualify the Policy as life insurance under the Internal Revenue Code. We call this the Maximum Premium Limit.

We may also require additional information. In some circumstances, the insured may be required to provide us with medical records or a complete paramedical examination.

3. INVESTMENT OPTIONS

You can put your money in any or all of these Investment Portfolios described in the prospectuses for the Investment Portfolios:

Met Investors Series Trust--Managed by MetLife Advisers, LLC

  Lazard Mid Cap Portfolio
  Lord Abbett Bond Debenture Portfolio
  Lord Abbett Growth and Income Portfolio
  Lord Abbett Mid Cap Value Portfolio
  MFS(R) Research International Portfolio
  PIMCO Total Return Portfolio
  Pioneer Fund Portfolio
  Van Kampen Mid Cap Growth Portfolio

Metropolitan Series Fund, Inc.--Managed by MetLife Advisers, LLC

  BlackRock Money Market Portfolio
  T. Rowe Price Large Cap Growth Portfolio

Franklin Templeton Variable Insurance Products Trust--Managed by Templeton Investment Counsel, Inc.

   Templeton Foreign Securities Fund

Depending upon market conditions and the performance of the Investment Portfolio(s) you select, you can make or lose money in any of these investment portfolios.

4. EXPENSES

We make certain charges and deductions under the Policy. These charges and deductions compensate us for: (1) services and benefits we provide; (2) costs and expenses we incur; and (3) risks we assume.

Services and benefits we provide:

..  the death benefit, cash, and loan benefits under the Policy

..  investment options, including premium allocations

..  administration of elective options

..  the distribution of reports to Policy Owners

Costs and expenses we incur:

.. costs associated with processing and underwriting applications, and with issuing and administering the Policy (including any riders)

..  overhead and other expenses for providing services and benefits

..  sales and marketing expenses

.. other costs of doing business, such as collecting premiums, maintaining records, processing claims, effecting transactions, and paying federal, state, and local premium and other taxes and fees

Risks we assume:

.. that the cost of insurance charges we may deduct are insufficient to meet our actual claims because the insureds die sooner than we estimate

.. that the cost of providing the services and benefits under the Policies exceed the charges we deduct

The amount of a charge may not necessarily correspond to the costs of the services or benefits that are implied by the name of the charge or that are associated with the particular Policy. For example, the sales charge and the surrender charge may not fully cover all of our sales and distribution expenses, and we may use proceeds from other charges, including the mortality and expense risk charge and the cost of insurance charge, to help cover those expenses. We can profit from certain Policy charges, including the cost of insurance charge.

The Policy has both insurance features and investment features, and there are costs related to each that reduce the return on your investment. Your Policy could lapse if your Cash Surrender Value is insufficient to cover any charges due.

.. Each year we deduct a $30 policy maintenance fee from your Policy. We will not deduct this charge if the Account Value of your Policy is at least $50,000 at the time the deduction is to be made. If you make a complete surrender of your Policy, we will deduct the policy maintenance fee, regardless of your Account Value at that time.

.. We also deduct insurance charges on a monthly basis. For the first ten years, the total charges are equal, on an annual basis, to 1.70% of the value of your Policy, with 1/12 of that amount charged monthly. After the tenth year, the total for insurance charges is .90% annually, with 1/12 of that amount charged monthly. These totals exclude the charge assessed to cover the cost of insurance.

.. Each month we will also deduct an additional insurance charge to cover the cost of insurance. This charge will depend upon the:

   . sex of the insured,

   . age of the insured,

   . rating classification of the insured, and

   . whether your initial premium was 100% of the Maximum Premium Limit.

.. There are also daily investment charges which apply to the average daily value of the investment portfolio and vary depending upon the investment portfolio.

.. If you make more than 12 transfers in a year, we deduct a transfer fee of $25 or 2% of the amount transferred, whichever is less.

.. If you take out more than the annual withdrawal amount, we may assess a surrender charge which ranges from 7.5% of the premium surrendered in the first year to 0% in the tenth year. Each year you may withdraw up to the sum of the excess of your Account Value over premiums paid which have not been previously surrendered; plus 10% of premiums without incurring this surrender charge. We call this amount the annual withdrawal amount. If you withdraw premiums before the tenth year, we will assess a deferred premium tax charge which declines from 2.25% of premium surrendered in the first year to 0% in the tenth year. After the tenth year there is no surrender charge or deferred premium tax when you withdraw your money.

5. DEATH BENEFIT/DEATH PROCEEDS

The Policy provides for a Face Amount of insurance. The actual amount payable to your beneficiary is the DEATH BENEFIT less any loans plus accrued loan interest under the Policy. This amount is called the DEATH PROCEEDS. It may also be called the net death benefit.

The death benefit will be the greater of:

(1) your Face Amount, or

(2) your Account Value multiplied by a specified percentage.

These percentages vary by the age of the insured and are shown in your Policy. Therefore, increases in your Account Value may increase the death benefit. A decrease in Account Value may decrease the death benefit, but the death benefit will never be less than the Face Amount (so long as the Policy remains in force). Also, a partial surrender will reduce the Face Amount in the same proportion as the Account Value was reduced.

All or part of the death proceeds may be paid in a lump sum or applied under one of the Settlement Options contained in the Policy.

The Policy is offered on a single life or on a "joint life" basis. Under "joint life" coverage, death proceeds are paid after the second insured's death.

At the time of application for a Policy, you designate a beneficiary who is the person or persons who will receive the death proceeds. You can change your beneficiary unless you have designated an irrevocable beneficiary. The beneficiary does not have to be a natural person.

6. TAXES

Your earnings are not taxed until you take them out. In most cases, your Policy will be a modified endowment contract unless it was exchanged for a contract issued before June 21, 1988. Money taken out of a modified endowment contract is considered to come from earnings first and is taxed as income. Also, if you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on the earnings withdrawn.

Death proceeds are paid to your beneficiary income tax free.

7. ACCESS TO YOUR MONEY

Under the Policy you have access to a portion of your Account Value equal to earnings without charge. You may also withdraw up to 10% of premium each year, without incurring the surrender charge. Premiums withdrawn in excess of this 10% will incur a surrender charge during the first 10 years. However, a deferred premium tax charge will be assessed on all premiums surrendered during the first ten years.

The minimum partial surrender that you can make is $500. You can also borrow some of your Cash Value. The minimum loan amount is $500.

8. OTHER INFORMATION

RIGHT TO EXAMINE

If you cancel your Policy within 20 days after you receive it, we will return to you the greater of

(1) the premium(s) you paid, or

(2) your Account Value on the day we, or the agent through whom it was purchased, received the returned Policy.

Until the end of the time you are allowed to examine your Policy (20 days) plus five days, your premium will remain in the money market investment portfolio. After that, we will invest your Account Value as you requested. If you are 60 years or older on the Policy Date, you can cancel your Policy within 30 days after you receive it in which case we will refund your Account Value as of the day we receive your returned Policy.

WHO SHOULD PURCHASE THE POLICY?

The Policy is designed for an individual who wants to:

..  create or conserve his/her estate;

..  supplement retirement income; and

..  retain access to cash through loans and surrenders.

If you currently own a variable life insurance policy on the life of the insured, you should consider whether the purchase of the Policy is appropriate. Also, you should carefully consider whether the Policy should be used to replace an existing Policy on the life of an insured.

We will not issue a Policy on insureds older than 90.

ADDITIONAL FEATURES

.. You can arrange to have a regular amount of money automatically invested in selected Investment Portfolios each month, theoretically giving you a lower average cost per unit over time than a single one time purchase. The amount you selected will be placed in the BlackRock Money Market Portfolio and will be transferred to the selected investment portfolios monthly. We call this feature Dollar Cost Averaging. There is no additional charge for this feature.

.. You can arrange to automatically readjust your unloaned Account Value between Investment Portfolios periodically to keep the allocation you select. We call this feature Automatic Rebalancing. There is no additional charge for this feature.

.. In the event the insured is terminally ill, you can request to receive up to 50% of the death benefit up to a maximum of $500,000. If you have selected the Joint Life option, the provision will only be available on the second life after the death of the first. We call this feature the Accelerated
   Death Benefit. There is no additional charge for this feature.

.. If you or the joint owner is confined in a qualifying facility for 90 consecutive days or more and if the confinement begins after the first Policy Year, you can make a full or partial surrender and we will waive the surrender charge. We call this feature the Nursing Home Waiver. There is no additional charge for this feature.

.. You can elect to have the death benefit payable upon the death of a second person. This benefit is written on spouses only. We call this option the Joint Life Option.

Contact your registered representatives regarding the availability of these features.

9. INQUIRIES

If you need Policy Owner service (such as changes in Policy information, inquiry into Policy values, or to make a loan), please contact us at:

MetLife Life Administration-Equity Products
P.O. Box 358
Warwick, RI 02887-0358
1-800-638-9294

PART I

1. THE VARIABLE LIFE INSURANCE POLICY

This variable life insurance policy is a contract between you, the owner, and us, an insurance company. This kind of policy is most commonly used for retirement and/or estate planning.

During the insured's lifetime, you can select among the Investment Portfolios offered in the Policy. You can transfer between them up to 12 times a year without charge. Some restrictions apply; see the "Transfers" section of this prospectus. The Account Value and, under some circumstances, the death benefit will go up or down or the duration of the death benefit may vary depending upon the investment experience of the Investment Portfolio(s) you select. This gives you the opportunity to capture the upside potential of the market. It also means you could lose money.

While your money remains in the Policy, you pay no current income taxes on earnings or gains. This is called tax-deferred accumulation. It helps your money grow faster. Subject to some limitations, you may take money out at any time through loans or partial surrenders. Any money you take out, however, is taxed as earnings until all earnings have been removed from the Policy. If you are younger than age 59 1/2 when you take money out, you may also incur an additional 10% federal tax penalty. If you purchased a Policy in exchange for a policy issued prior to June 21, 1988, different tax rules may apply. (See
Section 6. Taxes. Part II also contains more detailed information regarding taxes.)

Because this is a life insurance policy, it provides a death benefit, which is an amount greater than your Account Value. When the insured dies, the death benefit (minus any loans and any accrued loan interest) is paid to your beneficiary free from federal income tax. The tax-free death benefit combined with the ability to use your money while you're alive, makes this an excellent way to accumulate money you do not think you will use in your lifetime and a tax-efficient way to provide for those you leave behind.

2. PURCHASES

PREMIUMS

The Policy is not available to new investors. We do continue to accept Premium Payments from existing customers as described below. PREMIUMS are the monies you give us to purchase the Policy. The minimum initial premium we will accept is generally $10,000. When you apply for the Policy, you request a specific amount of insurance. We call this amount the Face Amount of the Policy. Your initial premium must be 80%, 90% or 100% of the Maximum Premium Limit (MPL). The Internal Revenue Code (Code) has established certain criteria which must be met in order for a life insurance policy to qualify as life insurance under the Code. The MPL satisfies one of the criteria. Our MPL has been designed not to exceed the Maximum Premium Limit allowed under the Code for a specified Face Amount of insurance for a given age.

You can invest additional premiums up to the MPL. However, if the additional premium increases the amount of insurance, we will require evidence of the insurability of the insured. If all of your premiums total $1,000,000 or more, you will need our prior approval before you add premiums. If the additional premium would cause the Policy to fail to meet the criteria established by the Code to qualify as life insurance, we will send the premium back within 60 days of the anniversary of the Policy Date (Policy Anniversary). The amount and frequency of additional premiums will affect the Account Value of your Policy and may affect the amount or duration of your insurance.

APPLICATION FOR A POLICY

To purchase a Policy, you may be required to submit an application to us which requests some information regarding the proposed insured. In some cases, we will ask for additional information. We may request that the insured provide us with medical records or possibly require other medical tests.

We will not issue a Policy if the insured is over age 90.

We will review all the information it has about the insured and determine whether or not the insured meets our standards for issuing the Policy. This process is called underwriting. If the insured meets all of our underwriting requirements, we will issue a Policy. There are several underwriting classes under which the Policy may be issued.

During the underwriting period, which could be up to 60 days or longer from the time the application is signed, we offer fixed insurance called conditional insurance. The initial premium must be submitted with the application before the conditional insurance is provided.

.. The conditional insurance is effective up to 60 days from when the application is signed.

.. For applicants 65 or younger, conditional insurance will be for the lesser of $500,000 plus the initial premium paid or the amount of insurance applied for.

.. If the applicant is 66 or older, the conditional insurance will be the lesser of $200,000 plus the initial premium paid or the amount of insurance applied for.

.. The conditional insurance is subject to a number of restrictions and is only applicable if the proposed insured was an acceptable risk for the insurance applied for.

ALLOCATION OF PREMIUMS

When you purchase a Policy, we will initially invest your money in the money market investment portfolio. After 15 days from the ISSUE DATE, we will allocate your Account Value to the Investment Portfolios as you requested in the application.

All allocation directions must be in whole percentages. If you make additional premiums, we will allocate them in the same way as your first premium unless you tell us otherwise.

If you change your mind about owning a Policy, you can cancel it within 20 days after receiving it. When you cancel the Policy within this time period, we will not assess a surrender charge or a deferred premium tax charge. We will give you back the greater of your premium payment or your Account Value. If you are 60 years or older on the Policy Date, you can cancel your Policy within 30 days after you receive it in which case we will refund your Account Value as of the day we receive your returned Policy.

If your application for the Policy is in good order, we will invest your first premium in the money market investment portfolio two days after it is received, even if our underwriting is not yet complete and the Policy is not yet issued. The day we invest your premium in the money market investment portfolio is called the Policy Date. The money will stay in the money market investment portfolio for 15 days after the issue date. At the end of that period, we will re-allocate those funds as you selected in the application.

If, as a result of underwriting review, MetLife Investors does not issue you a Policy, we will return your premium to you (plus interest required by your state).

If we do issue a Policy, on the issue date, we will deduct the monthly deductions for the period from the Policy Date through the next processing date.

GRACE PERIOD

Your Policy will stay in effect as long as your Cash Surrender Value is sufficient to cover the monthly deductions and the policy maintenance fee. If the Cash Surrender Value of your Policy is not enough to cover these deductions to be made from the Policy, we will mail you a notice. You will have 61 days from the time the notice is mailed to you to send us the required premium payment. This is called the grace period. If the premium is not paid by the end of the grace period, the Policy will terminate without value.

ACCUMULATION UNIT VALUES

The value of your Policy that is invested in the Investment Portfolios will go up or down depending upon the investment performance of the Investment Portfolio(s) you choose. In order to keep track of the value of your Policy, we use a unit of measure we call an Accumulation Unit. (An Accumulation Unit works like a share of a mutual fund.)

Every BUSINESS DAY we determine the value of an Accumulation Unit for each of the Investment Portfolios. The value of an Accumulation Unit for any given business day is determined by multiplying a factor we call the net investment factor times the value of an Accumulation Unit for the previous business day. We do this for each Investment Portfolio. The net investment factor is a number that reflects the change (up or down) in an underlying Investment Portfolio share.

Our business days are each day that the New York Stock Exchange is open for business. Our business day closes when the New York Stock Exchange closes, usually 4:00 P.M. Eastern time.

The value of an Accumulation Unit may go up or down from day to day.

When you make a premium payment, we credit your Policy with Accumulation Units. We determine the number of Accumulation Units to credit to your Policy by dividing the amount of premiums allocated to an Investment Portfolio by the value of the Accumulation Unit for that Investment Portfolio.

We calculate the value of an Accumulation Unit for each investment portfolio after the New York Stock Exchange closes each day and then apply it to your Policy.

When we assess the monthly deductions and the annual policy maintenance fee, we do so by deducting Accumulation Units from your Policy. When you have selected more than one Investment Portfolio, we make the deductions pro rata from all of the Investment Portfolios.

3. INVESTMENT OPTIONS

The Policy offers the Investment Portfolios which are listed below. Additional Investment Portfolios may be available in the future.

You should read this prospectuses for these Investment Portfolios carefully before investing. Copies of these prospectuses will accompany or precede the delivery of your Contract. You can obtain copies of the Investment Portfolios' prospectuses by writing to us at MetLife Life Administration-Equity Products, P.O. Box 358, Warwick, RI 02887-0358 or calling us at 1-800-638-9294. You can also obtain information about the Investment Portfolios (including a copy of the Statement of Additional Information) by accessing the SEC's website at http://www.sec.gov. Certain Investment Portfolios listed below may not be available in your Policy. Appendix A contains a summary of advisers, subadvisers, and investment objectives for each Investment Portfolio.

The investment objectives and policies of certain of the investment portfolios are similar to the investment objectives and policies of other mutual funds that certain of the investment advisers manage. Although the objectives and policies may be similar, the investment results of the Investment Portfolios may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the Investment Portfolios have the same investment advisers.

An Investment Portfolio's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings
(IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on a fund with a small asset base. An Investment Portfolio may not experience similar performance as its assets grow.

Shares of the Investment Portfolios may be offered in connection with certain variable annuity contracts and variable life insurance policies of various life insurance companies which may or may not be affiliated with us. Certain Investment Portfolios may also be sold directly to qualified plans. The Investment Portfolios believe that offering their shares in this manner will not be disadvantageous to you.

CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE INVESTMENT PORTFOLIOS. An investment adviser (other than our affiliate MetLife Advisers, LLC) or subadviser of an Investment Portfolio, or its affiliates, may make payments to us and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing, and support services with respect to the Policies and, in the Company's role as an intermediary, with respect to the Investment Portfolios. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Investment Portfolio assets. Policy Owners, through their indirect investment in the Investment Portfolios, bear the costs of these advisory fees (see the Investment Portfolio prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Investment Portfolios attributable to the Policies and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay us more than others. These percentages currently range up to 0.50%.

We and/or certain of our affiliated insurance companies have joint ownership interests in our affiliated investment adviser MetLife Advisers, LLC, which is formed as "a limited liability company." Our ownership interests in MetLife Advisers, LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Investment Portfolios. We will benefit accordingly from assets allocated to the Investment Portfolios to the extent they result in profits to the adviser.

We select the Investment Portfolios offered through this Policy based on several criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Investment Portfolio's adviser or subadviser is one of our affiliates or whether the Investment Portfolio, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment adviser are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to Investment Portfolios advised by our affiliate than those that are not, we may be more inclined to offer Investment Portfolios advised by our affiliate in the variable insurance products we issue. We review the Investment Portfolios periodically and may remove an Investment Portfolio or limit its availability to new Premiums and/or transfers of Cash Value if we determine that the Investment Portfolio no longer meets one or more of the selection criteria, and/or if the Investment Portfolio has not attracted significant allocations from Policy Owners. In some cases, we have included Investment Portfolios based on recommendations made by selling firms.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR INVESTMENT PORTFOLIO. YOU BEAR THE RISK OF ANY DECLINE IN THE CASH VALUE OF YOUR POLICY RESULTING FROM THE PERFORMANCE OF THE INVESTMENT PORTFOLIOS YOU HAVE CHOSEN.

HOW WE SELECT THE INVESTMENT PORTFOLIOS. We select the Investment Portfolio offered through the policy based on several criteria, including asset class coverage, the strength of the adviser's or sub-adviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Investment Portfolio's adviser or sub-adviser is one of our affiliates or whether the Investment Portfolio, its adviser, its sub-adviser(s), or an affiliate will compensate us or our affiliates for providing certain administrative and other services, as described above. In some cases, we have included Investment Portfolios based on recommendations made by selling firms through which the contract is sold. We review the Investment Portfolios periodically and may remove a Investment Portfolio or limit its availability to new purchase payments and/or transfers of cash value if we determine that the Investment Portfolio no longer meets one or more of the selection criteria, and/or if the Investment Portfolio has not attracted significant allocations from policy owners. We do not provide investment advice and do not recommend or endorse any particular Investment Portfolio.

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1)

Franklin Templeton Variable Insurance Products Trust currently consists of multiple portfolios. Templeton Investment Counsel, LLC is the investment adviser for the following Class 1 portfolio available under the Policy:

  Templeton Foreign Securities Fund

MET INVESTORS SERIES TRUST (CLASS A)

Met Investors Series Trust is managed by MetLife Advisers, LLC (MetLife Advisers), which is an affiliate of MetLife Investors. Met Investors Series Trust is a mutual fund with multiple portfolios. MetLife Advisers has engaged subadvisers to provide investment advice for the individual investment portfolios. The following Class A portfolios are available under the Policy:

  Lazard Mid Cap Portfolio
  Lord Abbett Bond Debenture Portfolio
  Lord Abbett Growth and Income Portfolio
  Lord Abbett Mid Cap Value Portfolio
  MFS(R) Research International Portfolio
  PIMCO Total Return Portfolio
  Pioneer Fund Portfolio
  Van Kampen Mid Cap Growth Portfolio

METROPOLITAN SERIES FUND, INC. (CLASS A)

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers is the investment adviser to the portfolios. MetLife Advisers has engaged subadvisers to provide investment advice for the individual investment portfolios. The following Class A portfolios are available under the
Policy:

  BlackRock Money Market Portfolio
  T. Rowe Price Large Cap Growth Portfolio

TRANSFERS

You can transfer money among the available Investment Portfolios.

You can make 12 transfers every Policy Year without charge while the insured is alive. If you make more than 12 transfers in a year, there is a transfer fee deducted. (We measure years from your Policy Date.) The following apply to any transfer:

1. the minimum amount which you can transfer is $500 or your entire value in the Investment Portfolio.

2. your request for transfer must clearly state the amount to be transferred and which Investment Portfolios are involved in the transfer.

3. if a transfer fee applies, the charge will be deducted from the amount transferred.

We have reserved the right to modify your transfer rights if we decide that the exercise of this right by you, your authorized agent, or any owner is or would be disadvantageous to other owners. We have also reserved the right to restrict transfers to a maximum of 12 per year and to restrict transfers from being made on consecutive business days. Some restrictions apply; see the "Market Timing" section below.

TELEPHONE TRANSFERS. You can make transfers by telephone. Prior to making a transfer by telephone, you will need to complete a written pre-authorization form. If you own the Policy with a joint owner, unless we are instructed otherwise, we will accept instructions from either you or the other owner. We will use reasonable procedures to confirm that instructions given to us by telephone are genuine. If we fail to use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. We record all telephone instructions.

MARKET TIMING

Frequent requests from Policy owners to transfer cash value may dilute the value of an Investment Portfolio's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Investment Portfolio and the reflection of that change in the Investment Portfolio's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the underlying Investment Portfolio and may disrupt portfolio management strategy, requiring an Investment Portfolio to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Investment Portfolios, which may in turn adversely affect Policy owners and other persons who may have an interest in the Policies (e.g., beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield investment portfolios (i.e., the Templeton Foreign Securities Fund; the Lord Abbett Bond Debenture Portfolio, and MFS Research International Portfolio) and we monitor transfer activity in those Investment Portfolios (the "Monitored Portfolios"). We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap, and high-yield Investment Portfolio, in a 12-month period there were, (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current Cash Value; and (3) two or more "round-trips" involving any Monitored Portfolio in the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria.

We do not believe that other Investment Portfolios present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Investment Portfolios. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Investment Portfolios, we rely on the underlying Investment Portfolios to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Policy owners or other persons who have an interest in the Policies, we require all future transfer requests to or from any Monitored Portfolios or other identified Investment Portfolios under that Policy to be submitted either (i) in writing with an original signature or (ii) by telephone prior to 10:00 a.m. Transfers made under the dollar cost averaging or rebalancing program are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Investment Portfolios that we believe are susceptible to arbitrage trading or the determination of transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Policy Owners to avoid such detection. Our ability to restrict such transfer activity may also be limited by provisions of the Policy. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Policy owners and other persons with interests in the Policies. We do not accommodate market timing in any Investment Portfolios and there are no arrangements in place to permit any Policy owner to engage in market timing. We apply our policies and procedures without exception, waiver or special arrangement.

The investment portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares, and we reserve the right to enforce these policies and procedures. For example, investment portfolios may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the investment portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the investment portfolios, we have entered into a written agreement, as required by SEC regulation, with each investment portfolio or its principal underwriter that obligates us to provide to the investment portfolio promptly upon request certain information about the trading activity of individual Policy owners, and to execute instructions from the investment portfolio to restrict or prohibit further purchases or transfers by specific Policy owners who violate the frequent trading policies established by the investment portfolio.

In addition, Policy owners and other persons with interests in the Policies should be aware that the purchase and redemption orders received by the investment portfolios generally are "omnibus" orders from intermediaries such as retirement plans and separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance Policies and/or individual retirement plan participants. The omnibus nature of these orders may limit the investment portfolios in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the investment portfolios (and thus Policy owners) will not be harmed by transfer activity relating to the other insurance companies and/or retirement plans that may invest in the investment portfolios. If an investment portfolio believes that an omnibus order reflects one or more transfer requests from Policy owners engaged in disruptive trading activity, the investment portfolio may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Investment Portfolios, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single policy owner). You should read the Investment Portfolio prospectuses for more details.

DOLLAR COST AVERAGING PROGRAM

The Dollar Cost Averaging Program allows you to systematically transfer a set amount each month from the BlackRock Money Market Portfolio to any of the other investment portfolio(s). By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations.

You must have at least $6,000 in the Money Market investment portfolio (or the amount required to complete your program, if more) in order to participate in the Dollar Cost Averaging Program. There is no additional charge for this feature.

If you participate in the Dollar Cost Averaging Program, the transfers made under the program are not taken into account in determining any transfer fee.

AUTOMATIC REBALANCING PROGRAM

Once your money has been allocated to the investment portfolios, the performance of each portfolio may cause your allocation to shift. You can direct us to automatically readjust your non-loaned Account Value between investment portfolios to keep the blend you selected. You can tell us whether to rebalance quarterly, semi-annually or annually. We will measure these periods from the Policy Date.

There is no additional charge for this feature. The transfer date will be the 1st business day after the end of the period you selected. If you participate in the Automatic Rebalancing Program, the transfers made under the program are not taken into account in determining any transfer fee.

You cannot participate in both the Dollar Cost Averaging and Automatic Rebalancing Programs at the same time.

SUBSTITUTION

We may elect to substitute one of the Investment Portfolios you have selected with another portfolio. We would not do this without the prior approval of the SEC. We will give you notice of our intent to do this. We may also limit further investment in an Investment Portfolio if we deem the investment inappropriate.

4. EXPENSES

There are charges and other expenses associated with the Policy that reduces the return on your investment in the Policy. These charges and expenses are:

INSURANCE CHARGES

Each month, we will make certain deductions from your Policy on the processing date. The processing date is the day each month that we deduct certain charges from your Policy. The first processing date is the issue date. The issue date is the date on which we issue you a Policy. After that, it is the same day each month as the Policy Date.

The insurance charges are:

(1) Mortality and expense risk charge;

(2) Administrative charge;

(3) Tax expense charge; and

(4) Cost of insurance charge.

Collectively, we refer to these charges as the monthly deduction. When you have selected more than one Investment Portfolio, we make the deduction pro rata from all of the Investment Portfolios you have selected.

MORTALITY AND EXPENSE RISK CHARGE. For the first ten years, this charge is equal, on an annual basis, to .90%, 1/12 of which is charged each month, of the Account Value of your Policy invested in the investment portfolios. For the eleventh year and after, the charge is .50%, 1/12 of which is charged each month. This charge cannot be increased.

ADMINISTRATIVE CHARGE. This charge is equal, on an annual basis, to .40%, 1/12 of which is charged each month, of the Account Value of your Policy. This charge cannot be increased.

TAX EXPENSE CHARGE. This deduction is the sum of the premium tax charge and the federal tax charge. It is deducted monthly for the first ten years. It is equal, on an annual basis, to .40% (.15% for federal tax charge and .25% for premium tax charge), 1/12 of which is charged each month, of the Account Value of your Policy.

This charge compensates us for expenses incurred for federal taxes incurred as a result of issuing the Policy. It also compensates us for the state and local premium taxes incurred as a result of issuing the Policy. You will be assessed the premium tax charge regardless of what the total actual premium tax is in your state or local jurisdiction.

If you surrender all or part of your Policy during the first 10 years, we will charge a deferred premium tax charge. See below.

COST OF INSURANCE CHARGE. This charge compensates us for insurance coverage provided during the month.

The guaranteed cost of insurance charge is determined by multiplying the Coverage Amount by the cost of insurance rate. The Coverage Amount is the difference between the death benefit and the Account Value. The cost of insurance rate is based upon the:

..  sex of the insured,

..  age of the insured,

..  rate classification of the insured, and

..  whether you paid 100%, or 90%, or 80% of the MPL.

The rate classification of the insured is determined through our underwriting process.

The Policy provides that for standard risks, the guaranteed cost of insurance rate is based on the 1980 Commissioners Standard Ordinary Mortality Table, age last birthday (1980 CSO Table).

For substandard risks, the guaranteed cost of insurance rate will be higher and will be based upon a multiple of the 1980 CSO Table. The multiple will be based on the insured's substandard rating. Tables setting forth the guaranteed cost of insurance rates are included in each Policy.

We can use rates that are less than the guaranteed cost of insurance rates shown in the Policy. We refer to these as the current cost of insurance rates.

If 100% of the MPL is paid, our current cost of insurance rate is a percentage of the Account Value. The basis and amount of this charge may change in the future, but can never be more than the guaranteed cost of insurance rates contained in the Policy. For a better understanding of how the cost of insurance rate and the other charges affect Policy values, you can request personalized illustrations from your registered representative.

ANNUAL POLICY MAINTENANCE FEE

Every year on the Policy Anniversary, currently we deduct $30 as a policy maintenance fee. This charge cannot be increased once the Policy is issued. We will not deduct this charge, if when the deduction is to be made; your Account Value is $50,000 or more. We may some time in the future discontinue this practice for new policies issued and deduct the charge. If you make a complete surrender of your Policy on other than a Policy Anniversary, the policy maintenance fee will be deducted, regardless of your Account Value at that time. When you have selected more than one Investment Portfolio, we make the deduction pro rata from all of the Investment Portfolios you have selected.

ANNUAL WITHDRAWAL AMOUNT

While the Policy is in force, prior to the death of the insured and after the expiration of the Right to Examine Period, you can make a total or partial surrender of the Account Value of your Policy up to the Cash Surrender Value. Surrender may be subject to:

..  a surrender charge, and

..  a deferred premium tax charge.

When you request a surrender, we will determine what portion, if any, is part of your ANNUAL WITHDRAWAL AMOUNT. The annual withdrawal amount is equal to:

1. the excess of the Account Value over premiums paid which have not been previously surrendered. Neither the surrender charge nor deferred premium tax charge is assessed on this amount; and

2. 10% of your premium payments each year (you may not carry this amount over to the next year). This portion of the annual withdrawal amount is subject to the deferred premium tax charge.

SURRENDER CHARGE

During the first 10 years, the SURRENDER CHARGE is assessed against any premium surrendered, which is not part of the annual withdrawal amount. The surrender charge, which is a percent of premiums surrendered, is shown in the table below:

                       Policy Surrender Policy Surrender
                       Year   Charge    Year   Charge
                       ------ --------- ------ ---------
                         1       7.5%      6      4.0%
                         2       7.5%      7      3.0%
                         3       7.5%      8      2.0%
                         4       6.0%      9      1.0%
                         5       5.0%     10+       0%

NURSING HOME WAIVER

If you or the joint owner, if any, are confined in a qualifying facility for 90 consecutive days or more and if the confinement begins during the first ten years, under the Nursing Home Waiver rider, you can make a full or partial surrender and we will waive the surrender charge. The Nursing Home Waiver goes into effect after the first Policy Anniversary. There is no additional charge for this feature.

DEFERRED PREMIUM TAX CHARGE

When you purchase a Policy there are various premium taxes assessed by state and local governmental entities that we must pay on the Policy. You are charged a portion of that each month for the first ten years as part of the tax expense charge. (See the discussion of the Tax Expense Charge in Section 4 above.) The deferred premium tax charge enables us to collect that portion of the premium tax charge it has not collected when you surrender all or part of your Policy. The deferred premium tax charge is assessed only on premiums surrendered from the Policy during the first ten years.

The deferred premium tax charge, which is a percent of premiums surrendered, is shown in the table below:

                Policy Deferred Premium Policy Deferred Premium
                Year      Tax Charge    Year      Tax Charge
                ------ ---------------- ------ ----------------
                  1          2.25%         6         1.00%
                  2          2.00%         7          .75%
                  3          1.75%         8          .50%
                  4          1.50%         9          .25%
                  5          1.25%        10+           0%

TRANSFER FEE

You can make 12 free transfers every year. We measure a year from the Policy Date. If you make more than 12 transfers a year, we will deduct a transfer fee of $25 or 2% of the amount that is transferred, whichever is less. If we do assess a transfer fee, it will be deducted from the amount transferred.

If the transfer is part of the Dollar Cost Averaging Program, the Automatic Rebalancing Program or an Approved Asset Allocation Program, it will not count in determining the transfer fee.

TAXES

We may assess a charge against a Policy for any taxes attributable to the Separate Account. We do not expect to incur such taxes.

INVESTMENT PORTFOLIO EXPENSES

There are deductions from and expenses paid out of the assets of the various Investment Portfolios, which are summarized below. See the Investment Portfolio prospectuses for a complete description.

ANNUAL OPERATING EXPENSES
(as a percentage of the average daily net assets of an investment portfolio)

The following table describes the annual operating expenses for each Investment Portfolio for the year ended December 31, 2008, without regard to any applicable contractual fee waivers and expense reimbursements:

                                                                                        Fee
                                                                                      Waivers
                                                                  Acquired   Gross      and        Net
                                           Manage-                Fund Fees  Total    Expense     Total
                                            ment    Other   12b-1    and     Annual  Reimburse-   Annual
                                            Fees   Expenses Fees  Expenses* Expenses   ments    Expenses**
------------------------------------------------------------------------------------------------------------

FRANKLIN TEMPLETON VARIABLE INSURANCE
  PRODUCTS TRUST (CLASS 1)
 Templeton Foreign Securities Fund           .64%    .15%    .00%    .02%     .81%      .00%       .81%/(1)/
------------------------------------------------------------------------------------------------------------

MET INVESTORS SERIES TRUST (CLASS A)
 Lazard Mid Cap Portfolio                    .69%    .05%    .00%    .00%     .74%      .00%       .74%/(2)/
 Lord Abbett Bond Debenture Portfolio        .50%    .03%    .00%    .00%     .53%      .00%       .53%
 Lord Abbett Growth and Income Portfolio     .50%    .03%    .00%    .00%     .53%      .00%       .53%
 Lord Abbett Mid Cap Value Portfolio         .68%    .07%    .00%    .00%     .75%      .00%       .75%/(3)/
 MFS Research International Portfolio        .70%    .07%    .00%    .00%     .77%      .00%       .77%
 PIMCO Total Return Portfolio                .48%    .04%    .00%    .00%     .52%      .00%       .52%
 Pioneer Fund Portfolio                      .70%    .29%    .00%    .00%     .99%      .00%       .99%/(4)/
 Van Kampen Mid Cap Growth Portfolio         .70%    .19%    .00%    .00%     .89%      .00%       .89%/(5)/
------------------------------------------------------------------------------------------------------------

METROPOLITAN SERIES FUND, INC. (CLASS A)
 BlackRock Money Market Portfolio            .32%    .02%    .00%    .00%     .34%      .00%       .34%/(6)/
 T. Rowe Price Large Cap Growth Portfolio    .60%    .07%    .00%    .00%     .67%      .00%       .67%
------------------------------------------------------------------------------------------------------------

* Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.
** Net Total Annual Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
/(1)/ The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the Sweep Money Fund which is the "acquired fund" in this case) to the extent of the Fund's fees and expenses of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order by the Securities and Exchange Commission; this arrangement will continue as long as the exemptive order is relied upon.
/(2)/ Other Expenses include 0.02% of deferred expense reimbursement from a prior period.
/(3)/ Other Expenses include 0.03% of deferred expense reimbursement from a prior period.

/(4)/ The Management Fee has been restated to reflect an amended management fee agreement as if the fees had been in effect during the previous fiscal year. Other Expenses include 0.01% of deferred expense reimbursement from a prior period.
/(5)/ Other Expenses include 0.08% of deferred expense reimbursement from a prior period.
/(6)/ MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million. Other Expenses include Treasury Guarantee Program expenses of 0.012% incurred for the period September 19, 2008 through December 31, 2008.

5. DEATH BENEFIT

The primary purpose of the Policy is to provide death benefit protection on the life of the insured. While the Policy is in force, if the insured dies, the beneficiary (ies) will receive the death proceeds. The death proceeds equal the death benefit under the Policy less any loans and accrued loan interest.

The death benefit is the greater of:

(1) the Face Amount of the Policy; and

(2) the minimum death benefit. (The minimum death benefit is the Account Value multiplied by a percentage.)

MetLife Investors has included the minimum death benefit in order to assure that the Policy will continue to qualify as life insurance under the Internal Revenue Code.

You can choose to have the death proceeds paid:

..  in a lump sum, or

..  under a Settlement Option.

If you have not made a choice before the insured dies, the beneficiary will choose the method of payment. If a method of payment has not been chosen within 90 days after receiving proof of death, we may pay the death proceeds in a lump sum.

The death benefit payable during the grace period is the death benefit in effect immediately prior to the start of the grace period less any loans, accrued loan interest and any overdue deductions. See discussion of Grace Period above.

ACCELERATED DEATH BENEFIT

If the insured is terminally ill, under the Accelerated Death Benefit rider, we will pre-pay a portion of the death benefit. You may elect to have an Accelerated Death Benefit of up to 50% of the death benefit but no greater than $500,000.

You can only elect to receive an Accelerated Death Benefit once. The Accelerated Death Benefit must first be used to repay any outstanding loans and accrued loan interest. After repayment of the outstanding loans and accrued loan interest, any remaining amount will be paid as a lump sum or under a payment plan.

The subsequent amount available for loans or surrenders or as a death benefit will be reduced by the amount of the Accelerated Death Benefit, plus interest accrued at the Policy loan interest rate.

This benefit may not be available in your state or may have different provisions in your state.

JOINT LIVES

We offer a rider to the Policy that provides that the death benefit will be paid only upon the death of a second person. This option is only available to spouses.

The cost of insurance charge reflects the anticipated life expectancy of both insureds. It also reflects the fact that the death benefit is payable at the death of the last surviving insured.

If you wish to reinstate a lapsed Policy with a Joint Life rider attached, both insureds must be alive and provide satisfactory evidence of insurability.

The Policy provisions regarding misstatement of age or sex, suicide and incontestability apply to both insureds.

If a Joint Life rider is issued in conjunction with the Policy, the Accelerated Death Benefit will only be payable on the terminal illness of the last surviving insured.

Contact your registered representative regarding the availability of this benefit.

PAYMENT OF PROCEEDS

Unless otherwise requested, the Policy's death proceeds may be paid to your beneficiary through an account called the Total Control Account. The Total Control Account is an interest-bearing account through which the beneficiary has complete access to the proceeds, with unlimited check writing privileges. We credit interest to the account at a rate that will not be less than a minimum guaranteed rate. You may also elect to have any Policy surrender proceeds paid into a Total Control Account established for you.

Assets backing the Total Control Accounts are maintained in our general account and are subject to the claims of our creditors. We will bear the investment experience of such assets; however, regardless of the investment experience of such assets, the interest credited to the Total Control Account will never fall below the applicable guaranteed minimum rate. Because we bear the investment experience of the assets backing the Total Control Accounts, we may receive a profit from these assets. The Total Control Account is not insured by the FDIC or any other governmental agency.

6. TAXES

NOTE: Metlife Investors has prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice to any person. You should consult a tax adviser about your own circumstances. We have included in Part II an additional discussion regarding taxes.

LIFE INSURANCE IN GENERAL

Life insurance, such as the Policy, is a means of providing for death protection and setting aside money for future needs. Congress recognized the importance of such planning and provided special rules in the Internal Revenue Code (Code) for life insurance.

Simply stated, these rules provide that you will not be taxed on the earnings on the money held in your life insurance policy until you take the money out. The beneficiaries are not taxed when they receive the death proceeds upon the death of the insured.

You, as the owner, will not be taxed on increases in the value of your Policy until a distribution occurs -- either as surrender or as a loan. When you receive a distribution, you are taxed on the amount of the withdrawal that is earnings.

TAKING MONEY OUT OF YOUR POLICY

For tax purposes, your Policy will be treated as a modified endowment contract, unless, under certain circumstances, it was exchanged for a policy issued before June 21, 1988. Consequently, if you make a withdrawal or a loan from your Policy, the Code treats it as first coming from earnings and then from your premiums. These earnings are included in taxable income.

The Code also provides that any amount received from an insurance policy which is included in income may be subject to a 10% penalty. The penalty will not apply if the income received is:

(1) paid on or after the taxpayer reaches age 59 1/2;

(2) paid if the taxpayer becomes totally disabled (as that term is defined in The Code); or

(3) in a series of substantially equal payments made annually (or more frequently) for the life or life expectancy of the taxpayer.

If you purchased a Policy in exchange for a policy issued prior to June 21, 1988, different tax rules may apply.

See "Tax Status" in Part II for more details.

DIVERSIFICATION

The Code provides that the underlying investments for a variable life policy must satisfy certain diversification requirements in order to be treated as a life insurance contract. We believe that the Investment Portfolios are being managed so as to comply with the requirements.

Under current federal tax law, it is unclear as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not Metlife Investors would be considered the owner of the shares of the investment portfolios. If you are considered the owner of the investments, it will result in the loss of the favorable tax treatment for the Policy. It is unknown to what extent owners are permitted to select Investment Portfolios, to make transfers among the Investment Portfolios or the number and type of Investment Portfolios owners may select from without being considered the owner of the investments. If guidance from the Internal Revenue Service is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the Policy, could be treated as the owner of the investment portfolios.

Due to the uncertainty in this area, we reserve the right to modify the Policy in an attempt to maintain favorable tax treatment.

7. ACCESS TO YOUR MONEY

The Cash Surrender Value in your Policy is available:

(1) by making a surrender (either a partial or a complete surrender), or

(2) by taking a loan from your Policy.

LOANS

You may borrow money from Metlife Investors while the Policy is still in force. The Policy will be the only security we will require for a Policy loan. You cannot borrow against your Policy:

..  until the end of the right to examine period, and

..  if the Policy is in a grace period.

Loans are considered distributions from the Policy for tax purposes. The portion of the loan that has come from earnings will be taxable to you and may be subject to a 10% penalty tax.

See "Tax Status" in Part II for more details.

LOAN AMOUNT. The maximum loan amount is equal to 90% of the Account Value

..  less loan interest due on the next Policy Anniversary,

..  less the surrender charge,

..  less the policy maintenance fee, if any, and

..  less the deferred premium tax charge, if any.

The minimum loan amount is $500. If total loans equal or exceed the Cash Value, the Policy will terminate at the end of the grace period if we do not receive an appropriate loan repayment.

LOAN ACCOUNT. When you make a loan, a portion of your Account Value equal to the loan will be transferred on a pro rata basis from the Investment Portfolios to the LOAN ACCOUNT. The loan account is a portion of our General Account that contains Account Values attributable to Policy loans.

LOAN INTEREST. Loan interest due on the Policy loan will accrue daily at a current rate of 6.0% per annum. The loan interest is due each Policy Anniversary and if not paid will become part of the loan. When that happens, we will transfer a portion of the Account Value equal to the loan interest due, on a pro rata basis, from the Investment Portfolios to the loan account.

INTEREST CREDITED. Amounts held in the loan account will be credited daily with interest, at a current rate of 4.0% annually.

PREFERRED LOAN. The part of your loan equal to earnings is the preferred loan. A preferred loan will be credited interest daily at a current rate of 6.0% annually.

EFFECT OF LOAN. When you make a loan against your Policy, we will redeem Accumulation Units from the Investment Portfolios equal to the loan request and transfer that amount to the loan account.

A Policy loan, whether or not repaid, will have a permanent effect on the Policy. This is because the loan account does not share in the investment results of the Investment Portfolio(s). If it is not repaid, the Policy loan and accrued loan interest will reduce the amount of Cash Value. It will also reduce the amount payable at death because outstanding loans and accrued loan interest are deducted from the death benefit.

LOAN REPAYMENTS. You can repay all or part of a loan at any time while your Policy is in force and the insured is alive. There is no minimum loan repayment amount. If you want to repay a loan in full, the loan repayment must equal the loan plus all the accrued loan interest.

When you repay a loan, we will transfer the amount held in the loan account to the Investment Portfolios according to your most recent instructions.

Unless you tell us otherwise, any payment we receive from you will:

..  go first to pay any interest due,

..  then to repay any loan,

..  and then will be considered a premium payment.

TOTAL SURRENDER

You can terminate your Policy by notifying us in writing. We will pay you the Cash Surrender Value. When that happens, the Policy will be terminated and there will be no other benefits. When you make a total surrender there may be surrender charges and deferred premium tax charges and the policy maintenance fee will be deducted.

PARTIAL SURRENDERS

You can surrender some of the Cash Surrender Value by making a request in writing to us. The minimum amount you can surrender is $500, unless your Cash Surrender Value is less.

We require that you maintain a minimum Account Value in your Policy of at least $5,000 after you make a partial surrender. If you do not, the Policy will terminate and we will send you the entire Cash Surrender Value.

When you make a partial surrender, there may be surrender charges and deferred premium tax charges.

When you make a partial surrender, the Face Amount of your Policy will be reduced. The Face Amount is reduced in the same proportion that the Account Value is reduced by the partial surrender. When you make a partial surrender, the amount of the surrender is deducted on a pro rata basis from Account Value allocated to the Investment Portfolios, unless you specify otherwise.

TERMINATION OF THE POLICY

Your Policy will terminate if:

(1) you make a total surrender of the Policy,

(2) the grace period has ended, or

(3) the insured has died.

REINSTATEMENT

If your Policy terminates while the insured is still alive you can have it reinstated provided the Policy did not terminate because you made a total surrender. You can only reinstate your Policy within 5 years after the end of the grace period. If there are joint insureds, both insureds must be alive.

When you reinstate your Policy you must provide us with satisfactory evidence of insurability and you must either repay any outstanding loan and accrued interest or you must reinstate the loan along with any accrued interest. You must also pay a sufficient premium to:

(1) cover all the monthly deductions and any policy maintenance fee that were unpaid during the grace period, and

(2) be sufficient to keep the Policy in force for at least 2 months after the date of reinstatement.

When you reinstate your Policy, the Face Amount of the reinstated Policy will be the Face Amount of your original Policy at the time the Policy terminated, unless you direct us otherwise. You cannot select a Face Amount that is larger than that. The Account Value adjusted for the past due charges of your Policy when you reinstate it will be the Account Value at the time of termination plus the additional premium paid at the time of reinstatement. The past due monthly deductions and policy maintenance fee, if any, will be deducted from this amount. The surrender charge, if any, and the deferred premium tax charge, if any, are based on the number of Policy Years from the original Policy Date.

The effective date of the reinstated Policy is the next processing date following our approval of your application for reinstatement.

8. OTHER INFORMATION

METLIFE INVESTORS

MetLife Investors was incorporated on August 17, 1981, as Assurance Life Company, a Missouri corporation, and changed its name to Xerox Financial Services Life Insurance Company in 1985. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company (General American Life) purchased Xerox Financial Services Life Insurance Company, which on that date changed its name to Cova Financial Services Life Insurance Company. On
January 6, 2000, Metropolitan Life Insurance Company acquired GenAmerica Financial Corporation, the ultimate parent company of General American Life. Cova Financial Services Life Insurance Company changed its name to MetLife Investors Insurance Company on January 30, 2001. On December 31, 2002, MetLife Investors became an indirect subsidiary of MetLife, Inc., the holding company of Metropolitan Life Insurance Company and a listed company on the New York Stock Exchange. On October 1, 2004, MetLife Investors became a direct subsidiary of MetLife, Inc. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers.

Before November 9, 2006, all policies were issued by MetLife Investors Insurance Company of California (MetLife Investors of California), a subsidiary of MetLife Investors. On November 9, 2006, the operations of MetLife Investors and MetLife Investors of California were combined through a merger, with MetLife Investors as the surviving company after the merger. Upon consummation of the merger, MetLife Investors of California's separate corporate existence ceased operation by law, and MetLife Investors assumed legal ownership of all the assets of MetLife Investors of California, including MetLife Investors Variable Life Account Five and its assets. As a result of the merger, MetLife Investors also has become responsible for all of MetLife Investors of California's liabilities and obligations, including those created under policies initially issued by MetLife Investors of California and outstanding on the date of the merger. Such Policies have thereby become variable Policies funded by a separate account of MetLife Investors, and each Policy Owner has become a Policy Owner of MetLife Investors.

For Policies issued on or before December 31, 2002, General American Life agreed to ensure that MetLife Investors will have sufficient funds to meet obligations under the Policies. In the event an owner of such a Policy presents a legitimate claim for payment, General American Life will pay such claim directly to the Policy Owner if MetLife Investors is unable to make such payment. This guarantee is enforceable by such Policy Owners against General American Life directly without any requirement that contract owners first file a claim against MetLife Investors. The guarantee agreement is binding on General American Life, its successors or assignees and shall terminate only if the guarantee is assigned to an organization having a financial rating from certain specified rating agencies equal to or better than General American Life's rating.

On December 31, 2002, MetLife, Inc. entered into a net worth maintenance agreement with MetLife Investors. Under the agreement, MetLife, Inc. agreed, without limitation as to the amount, to cause MetLife Investors to have certain minimum capital and surplus levels and liquidity necessary to enable it to meet its current obligations on a timely basis. At December 31, 2008, the capital and surplus of MetLife Investors was in excess of these minimum capital and surplus levels. MetLife, Inc. and MetLife Investors entered into the agreement in part to enhance and maintain the financial strength of MetLife Investors as set forth in the agreement. Creditors of MetLife Investors (including its Policy Owners) have certain rights under the agreement to enforce the provisions of the agreement through certain state insurance regulators. However, the agreement provides, among other things, that it does not provide any creditor of MetLife Investors with recourse to or against any of the assets of MetLife, Inc. MetLife, Inc. has the right to terminate the agreement upon thirty days written notice to MetLife Investors. MetLife, Inc. has agreed not to terminate the agreement unless one of certain designated events occur, including if the Company attains a financial strength rating from Moody's Investors Service, Inc., without giving weight to the support of the agreement, that is the same as or better than its rating of such rating agency with such support.

In addition, General American Life entered into a contingent reinsurance agreement with MetLife Investors. Under this agreement, in the event that MetLife Investors' statutory capital and surplus fall below certain levels, General American Life would assume as assumption reinsurance, subject to regulatory approvals and required consents, all of MetLife Investors' life insurance and annuity contracts. At December 31, 2008, the capital and surplus of MetLife Investors was in excess of these minimum capital and surplus levels.

We are licensed to do business in the District of Columbia and all states except Maine, New Hampshire, New York and Vermont.

THE SEPARATE ACCOUNT

We established a separate account, MetLife Investors Variable Life Account One (the "Separate Account"), to hold the assets that underlie the Policies. The Board of Directors of MetLife Investors adopted a resolution to establish the Separate Account under Missouri insurance law on October 23, 1991. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The Separate Account is divided into subaccounts.

Effective November 9, 2009, we combined MetLife Investors Variable Life Account Five (the "Former Separate Account") with and into the Separate Account (the "Combination"). In connection with the Combination, we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account.

The Combination does not affect Policy Owners in any way. There are no changes in our obligations or your rights and benefits under the Policy. Your Cash Value is not affected by the Combination and no charges have been or will be imposed in connection therewith. The Investment Funds available under your Policy have not changed. Your Cash Value is allocated to the same Investment Funds (with the same unit values) as it was before the Combination. The Combination does not result in any federal income tax consequences to you. After the Combination, the financial statements will report assets on a combined basis. The financial statements will also combine any sub-accounts that invest in the same Investment Funds and illustrate unit values as a range.

The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. However, those assets that underlie the Policies are not chargeable with liabilities arising out of any other business we may conduct. All the income, gains and losses (realized or unrealized) resulting from those assets are credited to or charged against the Policies and not against any other policies we may issue.

The Separate Account is divided into sub-accounts.

DISTRIBUTOR

MetLife Investors Distribution Company, 5 Park Plaza, Suite 1900, Irvine, California 92614, acts as the distributor of the Policies. Prior to May 1, 2001, MetLife Investors Sales Company (formerly, Cova Life Sales Company) was the distributor of the Policies. MetLife Investors Distribution Company is our affiliate.

Commissions will be paid to broker-dealers who sell the Policies. Broker-dealers will be paid commissions up to 5.5% of premiums and a trail commission up to .25% for years two through nine which increases up to .40% in year 10 or later. Sometimes, we enter into an agreement with the broker-dealer to pay the broker-dealer persistency bonuses, in addition to the standard commission.

SUSPENSION OF PAYMENTS OR TRANSFERS

We may be required to suspend or postpone any payments or transfers for any period when:

1. The New York Stock Exchange is closed (other than customary weekend and holiday closings);

2. trading on the New York Stock Exchange is restricted;

3. an emergency exists, as determined by the SEC, as a result of which disposal of shares of the Investment Portfolios is not reasonably practicable or we cannot reasonably value the shares of the Investment Portfolios;

4. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

OWNERSHIP

OWNER. You, as the OWNER of the Policy, have all of the rights under the Policy. If you die while the Policy is still in force and the insured is living, ownership passes to a successor owner or if none, then your estate becomes the owner.

JOINT OWNER. The Policy can be owned by JOINT OWNERS. Authorization of both joint owners is required for all Policy changes except for telephone transfers.

BENEFICIARY. The BENEFICIARY is the person(s) or entity you name to receive any death benefit. The beneficiary is named at the time the Policy is issued, unless changed at a later date. Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before the insured dies. If there is an irrevocable beneficiary, all Policy changes except premium allocations and transfers require the consent of the beneficiary.

ASSIGNMENT. You can assign the Policy.

PART II

MORE INFORMATION

EXECUTIVE OFFICERS AND DIRECTORS OF METLIFE INVESTORS

Our directors and executive officers and their principal occupations for the past five years are as follows:

NAME OF
PRINCIPAL OFFICERS      PRINCIPAL OCCUPATION DURING THE PAST FIVE YEARS
------------------      ---------------------------------------------------------------------------------------------
Michael K. Farrell****  Chairman of the Board, President and Chief Executive Officer of MetLife Investors and
                        MetLife Investors USA since 2002 and Executive Vice President of Metropolitan Life
                        Insurance Company since 2005. Senior Vice President of Metropolitan Life 2002-2005.

Susan A. Buffum****     Director, MetLife Investors and MetLife Investors USA since 2001. FA, Managing Director of MetLife Investors since 1994.

Elizabeth M. Forget*    Director and Executive Vice President of MetLife Investors since 2003, President of Met
                        Investors Series Trust since 2000 and Senior Vice President of Metropolitan Life since 2007.
                        Vice President of Metropolitan Life 2002-2007.

George Foulke******     Director of MetLife Investors and MetLife Investors USA since 2003 and Vice President of
                        Metropolitan Life since 1998.

NAME OF
PRINCIPAL OFFICERS         PRINCIPAL OCCUPATION DURING THE PAST FIVE YEARS
------------------         --------------------------------------------------------------------------------------------

Jay S. Kaduson****         Director and Vice President since 2007 and Director, Life Distribution of Metropolitan Life
                           since 2006. Senior Counsel 2005-2006 and Counsel 2004-2005 of Metropolitan Life.

Bennett D. Kleinberg*****  Director since 2009 and Vice President since 2005 of MetLife Investors and MetLife
                           Investors USA and Vice President and Senior Actuary of Metropolitan Life since 2005 when
                           MetLife merged with Travelers Insurance Company. Vice President of Travelers Insurance
                           Company 2003-2005.

Richard C. Pearson**       Director of MetLife Investors since 2001, Director of MetLife Investors USA since 1994,
                           Vice President, Associate General Counsel and Secretary of MetLife Investors and MetLife
                           Investors USA since 2007. Associate General Counsel of Metropolitan Life since 2003 and
                           Executive Vice President, General Counsel and Secretary of MetLife Investors 2001-2007.

Paul A. Sylvester****      Director of MetLife Investors and MetLife Investors USA since 2006 and Senior Vice
                           President of Metropolitan Life since 2008.

Jeffrey A. Tupper**        Director since 2003 and Assistant Vice President since 2001 of MetLife Investors and
                           MetLife Investors USA.

Kevin J. Paulson*******    Senior Vice President of MetLife Investors and MetLife Investors USA since 2003 and Vice
                           President of Metropolitan Life since 2003.

Eric T. Steigerwalt*       Treasurer of MetLife Investors and MetLife Investors USA since 2007 and Senior Vice
                           President and Treasurer of Metropolitan Life since 2007. Senior Vice President of
                           Metropolitan Life 2000-2007.

James J. Reilly***         Vice President- Finance of MetLife Investors since 2008 and Vice President and Actuary of
                           Metropolitan Life Insurance Company since 2005.

      * The principal business address is Metropolitan Life Insurance Company, 1095 Avenue of the Americas, New York, NY 10036.
     ** The principal address is MetLife Investors Insurance Company, 5 Park
        Plaza, Suite 1900, Irvine, CA 92614
    *** The principal business address is Metropolitan Life Insurance Company,
        501 Boylston Street, Boston, MA 02116.
   **** The principal business address is Metropolitan Life Insurance Company,
        10 Park Avenue, Morristown, NJ 07962.
  ***** The principal business address is Metropolitan Life Insurance Company,
        1300 Hall Boulevard, Bloomfield, CT 06002.
 ****** The principal business address is Metropolitan Life Insurance Company,
        334 Madison Avenue, P.O. Box 533, Convent Station, NJ 07961.
******* The principal business address is Metropolitan Life insurance Company, 4700 Westown Parkway, Suite 200, West Des Moines, IA 50266

VOTING

In accordance with its view of present applicable law, we will vote the shares of the Investment Portfolios at special meetings of shareholders in accordance with instructions received from owners having a voting interest. We will vote shares for which it has not received instructions in the same proportion as it votes shares for which it has received instructions. We will vote shares it owns in the same proportion as it votes shares for which it has received instructions. The effect of this proportional voting is that a small number of Policy Owners may control the outcome of a vote. The Investment Portfolios do not hold regular meetings of shareholders.

If the Investment Company Act of 1940 or any regulation under it should be amended or if the present interpretations should change, and as a result we determine that it is permitted to vote the shares of the funds in its own right, it may elect to do so.

The voting interests of the owner in the Investment Portfolios will be determined as follows: owners may cast one vote for each $100 of Account Value of a Policy which is allocated to an Investment Portfolio on the record date. Fractional votes are counted.

Each owner having such a voting interest will receive periodic reports relating to the Investment Portfolios in which he or she has an interest, proxy material and a form with which to give such voting instructions.

DISREGARD OF VOTING INSTRUCTIONS. We may, when required to do so by state insurance authorities, vote shares of the funds without regard to instructions from owners if such instructions would require the shares to be voted to cause an investment portfolio to make, or refrain from making, investments which would result in changes in the sub-classification or investment objectives of the investment portfolio. We may also disapprove changes in the investment policy initiated by owners or trustees/directors of the funds, if the disapproval is reasonable and is based on a good faith determination by us that the change would violate state or federal law or the change would not be consistent with the investment objectives of the Investment Portfolios or which varies from the general quality and nature of investments and investment techniques used by other funds with similar investment objectives underlying other variable contracts offered by us or an affiliated company. In the event we do disregard voting instructions, a summary of this action and the reasons for such action will be included in the next semi-annual report to owners.

THE SEPARATE ACCOUNT

MetLife Investors Variable Life Account One (the "Separate Account") has been established to hold the assets that underlie the Policies. The Board of Directors of MetLife Investors Insurance Company adopted a resolution to establish the Separate Account under Missouri insurance law on October 23, 1991. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940.

If the New York Stock Exchange is closed (except for holidays and weekends) or trading is restricted due to an emergency as defined by the SEC so that we cannot value Accumulation Units, we may postpone all procedures which require valuation of the Accumulation Units until valuation is possible.

MISSTATEMENT OF AGE OR SEX

If the age or sex of the insured(s) has been incorrectly stated, the death benefit will be adjusted to reflect the death benefit that would have been provided by the last cost of insurance at the correct age and/or sex of the insured.

METLIFE INVESTORS' RIGHT TO CONTEST

We cannot contest the validity of the Policy except in the case of fraud after it has been in effect during the insured's lifetime for two years from the Policy Date. If the Policy is reinstated, the two-year period is measured from the date of reinstatement. In addition, if the insured commits suicide in the two-year period, or such period as specified in state law, the benefit payable will be limited to premiums paid less debt and less any surrenders.

SETTLEMENT OPTIONS

The Cash Surrender Value or the death proceeds may be paid in a lump sum or may be applied to one of the Settlement Options. The Settlement Options are:

OPTION 1: Life Annuity

OPTION 2: Life Annuity with 5, 10 or 20 years Guaranteed

OPTION 3: Joint and Last Survivor Annuity

OPTION 4: Payments for a Designated Period

You or the beneficiary can select to have the Settlement Options payable on either a fixed or variable basis.

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FEDERAL TAX STATUS

NOTE: The following description is based upon our understanding of current Federal income tax law applicable to life insurance in general. We cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. Section 7702 of the Internal Revenue Code of 1986, as amended ("Code"), defines the term "life insurance contract" for purposes of the Code. We do not guarantee the tax status of the Policies. Purchasers bear the complete risk that the Policies may not be treated as a "life insurance contract" under Federal income tax laws. Purchasers should consult their own tax advisers. It should be further understood that the following discussion is not exhaustive and that special rules not described in this prospectus may be applicable in certain situations. In general, however, the insurance proceeds payable on the death of the Insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

INTRODUCTION. The discussion contained herein is general in nature and is not intended as tax advice. It does not purport to be complete or to address every situation. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state or other tax laws. Moreover, the discussion herein is based upon our understanding of current federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service.

IRS CIRCULAR 230 NOTICE: The tax information contained herein is not intended to (and cannot) be used by anyone to avoid IRS penalties. It is intended to support the sale of the Policy. The Policy Owner should seek tax advice based on the Policy Owner's particular circumstances from an independent tax adviser.

We are taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from us and its operations form a part of us.

DIVERSIFICATION. Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable life insurance policies. The Code provides that a variable life insurance policy will not be treated as life insurance for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the Policy as a life insurance contract would result in imposition of federal income tax to the Owner with respect to earnings allocable to the Policy prior to the receipt of payments under the Policy. We intend that each Investment Fund underlying the Policies will be managed by the managers in such a manner as to comply with these diversification requirements. If Investment Fund shares are sold directly to tax-qualified retirement plans that later lose their tax-qualified status, or to non-qualified plans, the separate accounts investing in the Investment Funds may fail the diversification requirements of section 817(h) of the Internal Revenue Code, which could have adverse tax consequences, including losing the benefit of tax deferral.

INVESTOR CONTROL. In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.

TAX TREATMENT OF THE POLICY. The Policy has been designed to comply with the definition of life insurance contained in Section 7702 of the Code. Although some interim guidance has been provided and proposed regulations have been issued, final regulations have not been adopted. Section 7702 of the Code requires that the amount of mortality and other expense charges be reasonable. In establishing these charges, we have relied on interim IRS guidance. Moreover, if you elect the Accelerated Death Benefit Rider, the continued tax qualification of the Policy after a distribution is made under the rider is unclear.

While we have attempted to comply with Section 7702, the law in this area is very complex and unclear. There is a risk, therefore, that the Internal Revenue Service will not concur with our interpretations of Section 7702 that were made in determining such compliance. In the event the Policy is determined not to so comply, it would not qualify for the favorable tax treatment usually accorded life insurance policies. You should consult your own tax advisers with respect to the tax consequences of purchasing the Policy. The following discussion assumes that the Policy will satisfy Section 7702.

POLICY PROCEEDS. The tax treatment accorded to loan proceeds and/or surrender payments from the policies will depend on whether the Policy is considered to be a MEC. (See "Tax Treatment of Loans and Surrenders.") Otherwise, we believe that the Policy should receive the same Federal income tax treatment as any other type of life insurance. As such, the death benefit thereunder is generally excludable from the gross income of the Beneficiary to the extent provided in Section 101(a) of the Code. Also, you are not deemed to be in constructive receipt of the Cash Surrender Value, including increments thereon, under a Policy until there is a distribution of such amounts.

In the case of employer-owned life insurance as defined in Section 101(j), the amount of the death benefit excludable from gross income is limited to premiums paid unless the Policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the Policy is issued. Certain specified exceptions are based on the status of an employee as highly compensated or recently employed. There are also exceptions for Policy proceeds paid to an employee's heirs. These exceptions only apply if proper notice is given to the insured employee and consent is received from the insured employee before the issuance of the Policy. These rules apply to Policies issued
August 18, 2006 and later and also apply to policies issued before August 18, 2006 after a material increase in the death benefit or other material change. An IRS reporting requirement applies to employer-owned life insurance subject to these rules. Because these rules are complex and will affect the tax treatment of death benefits, it is advisable to consult tax counsel. The death benefit will also be taxable in the case of a transfer-for-value unless certain exceptions apply.

Federal, state and local estate, inheritance and other tax consequences of ownership, or receipt of Policy proceeds, depend on the circumstances of each owner or Beneficiary.

TAX TREATMENT OF LOANS AND SURRENDERS. Section 7702A of the Code sets forth the rules for determining when a life insurance Policy will be deemed to be a MEC. A MEC is a contract which is entered into or materially changed on or after June 21, 1988 and fails to meet the 7-pay test. A Policy fails to meet the 7-pay test when the cumulative amount paid under the Policy at any time during the first 7 Policy years exceeds the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven (7) level annual premiums. A material change would include any increase in the future benefits or addition of qualified additional benefits provided under a Policy unless the increase is attributable to: (1) the payment of premiums necessary to fund the lowest death benefit and qualified additional benefits payable in the first seven Policy years; or (2) the crediting of interest or other earnings with respect to such premiums.

Certain changes in a Policy after it is issued could also cause it to fail to satisfy the 7-pay test and therefore to be classified as a MEC. Making additional payments, reducing the Policy's death benefit, reducing the Policy's benefits through a partial withdrawal, a change in death benefit option, and termination of benefits under a rider are examples of changes that could result in your Policy becoming classified as a MEC. Reducing the death benefit below the lowest death benefit provided by the Policy during the first seven years will probably cause the Policy to be classified as a MEC if such a reduction occurs during the first seven Policy years in the case of a Single Life Policy or at any time in the case of a Joint and Last Survivor Policy. Even if these events do not result in a Policy becoming classified as a MEC, they could reduce the amount that may be paid in the future without causing the Policy to be classified as a MEC. You should consult a tax adviser to determine whether a Policy transaction will cause your Policy to be classified as a MEC.

Furthermore, any Policy received in exchange for a Policy classified as a MEC will be treated as a MEC regardless of whether it meets the 7-pay test. However, an exchange under Section 1035 of the Code of a life insurance Policy entered into before June 21, 1988 for the Policy will not cause the Policy to be treated as a MEC if no additional premiums are paid.

Due to the flexible premium nature of the Policy, the determination of whether it qualifies for treatment as a MEC depends on the individual circumstances of each Policy.

If the Policy is classified as a MEC, then any distribution (including the proceeds of any loan) is taxable to the extent of income in the Policy. Distributions are deemed to be on a last-in, first-out basis, which means the taxable income is distributed first. Distributions, including those resulting from surrender or lapse of the Policy, may also be subject to an additional 10% federal income tax penalty applied to the income portion of such distribution. The penalty shall not apply, however, to any distributions: (1) made on or after the date on which the taxpayer reaches age 59 1/2; (2) which is attributable to the taxpayer becoming disabled (within the meaning of Section 72(m)(7) of the Code); or (3) which is part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his beneficiary.

If a Policy becomes a MEC, distributions that occur during the Policy year will be taxed as distributions from a MEC. In addition, distributions from a Policy within two years before it becomes a MEC will be taxed in this manner. This means that a distribution made from a Policy that is not a MEC could later become taxable as a distribution from a MEC.

If a Policy is not classified as a MEC, then any surrenders shall be treated first as a recovery of the investment in the Policy which would not be received as taxable income. However, if a distribution is the result of a reduction in benefits under the Policy within the first fifteen years after the Policy is issued in order to comply with Section 7702, such distribution will, under rules set forth in Section 7702, be taxed as ordinary income to the extent of income in the Policy.

Loans from a Policy which is not classified as a MEC, will generally be treated as Indebtedness of the Owner and not a distribution. However, there is uncertainty as to loans from such a Policy after the 10th Policy year and you should consult a tax adviser as to the treatment of such loans.

If your Policy is surrendered, cancelled, lapses, or is exchanged while any Policy loan is outstanding, the amount of the Policy loan plus accrued interest will be deemed to be distributed to you and could be partly or wholly taxable, depending on your particular circumstances. Cash distributed to you from the Policy in these circumstances may be insufficient to pay the tax attributable to any Policy loan.

Interest payable on a loan under a Policy is generally not deductible.

Policyowners should seek competent tax advice on the tax consequences of taking loans, distributions, exchanging or surrendering any Policy.

MULTIPLE POLICIES. The Code further provides that multiple MECs that are issued within a calendar year period to the same owner by one company or its affiliates are treated as one MEC for purposes of determining the taxable portion of any loans or distributions. Such treatment may result in adverse tax consequences including more rapid taxation of the loans or distributed amounts from such combination of policies. You should consult a tax adviser prior to purchasing more than one MEC in any calendar year period.

CONTINUATION OF POLICY BEYOND AGE 100. The tax consequences of continuing the Policy beyond the Insured's 100th birthday (or the younger Insured's 100th birthday with respect to the Joint and Last Survivor Policy) are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's 100th birthday (or the younger Insured's 100th birthday with respect to the Joint and Last Survivor Policy).

TAX TREATMENT OF ASSIGNMENTS. An assignment of a Policy or the change of ownership of a Policy may be a taxable event. You should therefore consult a competent tax adviser should you wish to assign or change the owner of your Policy.

QUALIFIED PLANS. The Policies may be used in conjunction with certain Qualified Plans. Because the rules governing such use are complex and the amount of life insurance provided in connection with such plans may be limited, you should not do so until you have consulted a competent Qualified Plans consultant.

INCOME TAX WITHHOLDING. All distributions or the portion thereof which is includible in gross income of the Policy owner are subject to Federal income tax withholding. However, in most cases you may elect not to have taxes withheld. You may be required to pay penalties under the estimated tax rules, if withholding and estimated tax payments are insufficient.

LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. Policy Owners that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, Policy Owners may be subject to state and/or municipal taxes and taxes that may be imposed by the Policy Owner's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding taxation with respect to a purchase of the Policy.

BUSINESS USES OF POLICY. Businesses can use the Policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In the case of a business-owned Policy, the provisions of Section 101(j) of the Code may limit the amount of the death benefit excludable from gross income unless a specified exception applies and a notice and consent requirement is satisfied, as discussed above. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

NON-INDIVIDUAL OWNERS AND BUSINESS BENEFICIARIES OF POLICIES. Ownership of the Policy by a corporation, trust or other non-natural person could jeopardize some (or all) of such entity's interest deduction under Internal Revenue Code
Section 264, even where such entity's indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of the Policy, the Policy could be treated as held by the business for purposes of the
Section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax adviser before any non-natural person is made an Owner or holder of the Policy, or before a business (other than a sole proprietorship) is made a beneficiary of the Policy.

ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES. The transfer of the Policy or the designation of a beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. When the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of the Federal estate tax if the Policy Owner was the insured. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death. The Policy would not be includable in the insured's estate if the insured neither retained incidents of ownership at death nor had given up ownership within three years before death.

Moreover, under certain circumstances, the Internal Revenue Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under Federal, state and local law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation-skipping and other taxes.

The Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") repeals the Federal estate tax and replaces it with a carryover basis income tax regime effective for estates of decedents dying after December 31, 2009. EGTRRA also repeals the generation-skipping transfer tax, but not the gift tax, for transfers made after December 31, 2009. EGTRRA contains a sunset provision, which essentially returns the Federal estate, gift and generation-skipping transfer taxes to their pre-EGTRRA form, beginning in 2011. Congress may or may not enact permanent repeal between now and then.

During the period prior to 2010, EGTRRA provides for periodic decreases in the maximum estate tax rate coupled with periodic increases in the estate tax exemption. For 2007-2009, the maximum estate tax rate is 45%. The estate tax exemption is $2,000,000 for 2006-2008 and $3,500,000 in 2009.

The complexity of the new tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

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TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividends received deductions, are not passed back to the Separate Account or to Policy Owners since the Company is the owner of the assets from which the tax benefits are derived.

ALTERNATIVE MINIMUM TAX. There may also be an indirect tax on the income in the Policy or the proceeds of the Policy under the Federal corporate alternative minimum tax if the Owner is subject to that tax.

POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

THE COMPANY'S INCOME TAXES. Under current Federal income tax law we are not taxed on the Separate Account's operations. Thus, currently we do not deduct a charge from the Separate Account for company Federal income taxes. (We do deduct a charge for Federal taxes from premiums.) We reserve the right to charge the Separate Account for any future Federal income taxes we may incur. Under current laws we may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

REPORTS TO OWNERS

We will send you semi-annual and annual reports of the Investment Portfolios. Within 30 days after each Policy Anniversary, we will send you an annual statement. The statement will show:

..  the current amount of death benefit payable under the Policy,

..  the current Account Value,

..  the current Cash Surrender Value,

..  current debt, and

..  all transactions previously confirmed.

The statement will also show premiums paid and all charges deducted during the Policy Year.

We will mail you a confirmation within seven days of the transaction of:

(a) the receipt of premium;

(b) any transfer between investment portfolios;

(c) any loan, interest repayment, or loan repayment;

(d) any surrender;

(e) exercise of the free look privilege; and

(f) payment of the death benefit under the Policy.

Upon request, you are entitled to a receipt of premium payment.

LEGAL PROCEEDINGS

In the ordinary course of business, MetLife Investors, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, MetLife Investors does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of MetLife Investors to meet its obligations under the Policies.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of each of the Sub-Accounts of MetLife Investors Variable Life Account One included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

The financial statements of MetLife Investors Insurance Company (the "Company") included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the fact that the Company changed its method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008, and changed its method of accounting for income taxes as required by accounting guidance adopted on January 1, 2007), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

The consolidated financial statements of General American Life Insurance Company and subsidiaries (the "Guarantor") included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the fact that the Guarantor changed its method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008, and changed its method of accounting for deferred acquisition costs and for income taxes as required by accounting guidance adopted on January 1, 2007), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

The consolidated financial statements, and the related financial statement schedules, incorporated in this Prospectus by reference from the MetLife, Inc. and subsidiaries' ("MetLife") Annual Report on Form 10-K, and the effectiveness of MetLife's internal control over financial reporting for the year ended December 31, 2008, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which (1) express an unqualified opinion on the consolidated financial statements and financial statement schedules and include an explanatory paragraph regarding changes in MetLife's method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008, and its method of accounting for deferred acquisition costs and for income taxes as required by accounting guidance adopted on January 1, 2007, and (2) express an unqualified opinion on MetLife's effectiveness of internal control over financial reporting), which are incorporated herein by reference. Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

As noted above in the "The Company" section of this Prospectus, MetLife, Inc. has entered into a net worth maintenance agreement with the Company. As permitted by SEC rules, we are incorporating by reference into this Prospectus the following documents which have been filed with the SEC, which means that these documents are legally a part of this Statement of Additional Information.

The consolidated financial statements and financial schedules from MetLife, Inc. and Subsidiaries' Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 2, 2009 (File No. 001-15787), can be viewed on the SEC website at www.sec.gov.

You should only consider MetLife Inc.'s financial statements (including notes and financial statement schedules thereto) and other financial information that we have incorporated by reference as noted above as bearing on the ability of MetLife, Inc. to meet its obligations under the net worth maintenance agreement.

FINANCIAL STATEMENTS

Financial statements of the Separate Account, the Company and General American Life are provided below.

                                  APPENDIX A

          PARTICIPATING INVESTMENT PORTFOLIOS' INVESTMENT OBJECTIVES

Below is a listing of the investment advisers and subadvisers, if any, and the investment objectives of each Investment Portfolio available under the Policy. The Investment Portfolios prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1):

Franklin Templeton Variable Insurance Products Trust currently consists of multiple portfolios. Templeton Investment Counsel, LLC is the investment adviser for the following Class 1 portfolio available under the Policy:

TEMPLETON FOREIGN SECURITIES FUND

INVESTMENT OBJECTIVE: The Fund seeks long-term capital growth.

MET INVESTORS SERIES TRUST (CLASS A):

Met Investors Series Trust is managed by MetLife Advisers, LLC, which is an affiliate of MetLife Investors. MetLife Advisers, LLC has engaged subadvisers to provide investment advice for the individual portfolios. The following Class A portfolios are available under the Policy:

LAZARD MID CAP PORTFOLIO

SUBADVISER: Lazard Asset Management LLC

INVESTMENT OBJECTIVE: The Portfolio seeks long-term growth of capital.

LORD ABBETT BOND DEBENTURE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Portfolio seeks high current income and the opportunity for capital appreciation to produce a high total return.

LORD ABBETT GROWTH AND INCOME PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Portfolio seeks long-term growth of capital and income without excessive fluctuation in market value.

LORD ABBETT MID CAP VALUE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Portfolio seeks capital appreciation through investments primarily in equity securities which are believed to be undervalued in the marketplace.

MFS(R) RESEARCH INTERNATIONAL PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: The Portfolio seeks capital appreciation.

PIMCO TOTAL RETURN PORTFOLIO

SUBADVISER: Pacific Investment Management Company LLC

INVESTMENT OBJECTIVE: The Portfolio seeks maximum total return, consistent with the preservation of capital and prudent investment management.

PIONEER FUND PORTFOLIO

SUBADVISER: Pioneer Investment Management, Inc.

INVESTMENT OBJECTIVE: The Portfolio seeks reasonable income and capital growth.

VAN KAMPEN MID CAP GROWTH PORTFOLIO

SUBADVISER: Morgan Stanley Investment Management, Inc. dba Van Kampen Asset Management

INVESTMENT OBJECTIVE: The Portfolio seeks capital appreciation.

METROPOLITAN SERIES FUND, INC. (CLASS A):

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC is the investment adviser to the portfolios. MetLife Advisers, LLC has engaged subadvisers to provide investment advice for the individual portfolios. The following Class A portfolios are available under the
Policy:

BLACKROCK MONEY MARKET PORTFOLIO

SUBADVISER: BlackRock Advisors, Inc.

INVESTMENT OBJECTIVE: The Portfolio seeks a high level of current income consistent with preservation of capital.

T. ROWE PRICE LARGE CAP GROWTH PORTFOLIO

SUBADVISER: T. Rowe Price Associates, Inc.

INVESTMENT OBJECTIVE: The Portfolio seeks long-term growth of capital and, secondarily, dividend income.

DISCONTINUED INVESTMENT PORTFOLIOS. The following investment portfolios are no longer available for allocation of premiums or transfers of cash value (excluding rebalancing and dollar cost averaging programs in existence at the time of closing): (a) AIM Variable Insurance Funds ("AIM V.I."): AIM V.I. International Growth Fund (Series I) (closed effective May 1, 2002);
(b) Franklin Templeton Variable Insurance Products Trust: Templeton Growth Securities Fund (Class 1) (closed effective May 1, 2002); and (c) Metropolitan Series Fund, Inc.: T. Rowe Price Small Cap Growth Portfolio (Class A) (closed effective May 1, 2004).

Effective April 28, 2003, General American Money Market Fund was merged into the State Street Research Money Market Portfolio of Metropolitan Series Fund, Inc. and the following investment portfolios of the Met Investors Series Trust were merged: J.P. Morgan Enhanced Index Portfolio merged into the Lord Abbett Growth and Income Portfolio; J.P. Morgan International Equity Portfolio merged into the MFS(R) Research International Portfolio; and Lord Abbett Developing Growth Portfolio merged into the Lord Abbett Growth Opportunities Portfolio.

Effective May 1, 2004, the following investment portfolios were replaced:
(a) Franklin Templeton Variable Insurance Products Trust: Franklin Small Cap Fund (Class 1) (closed effective May 1, 2002) was replaced with the T. Rowe Price Small Cap Growth Portfolio (Class A) of the Metropolitan Series Fund, Inc.; Templeton Global Income Securities Fund (Class 1) (closed effective
May 1, 2002) was replaced with the PIMCO Total Return Portfolio (Class A) of Met Investors Series Trust; Franklin Large Cap Growth Securities Fund (Series
I) was replaced with the T. Rowe Price Large Cap Portfolio (Class A) of the Metropolitan Series Fund, Inc.; and (b) AIM Variable Insurance Funds: AIM V.I. Premier Equity Fund (Series I) was replaced with the Lord Abbett Growth and Income Portfolio (Class A).

Effective November 22, 2004, the J.P. Morgan Quality Bond Portfolio (Class A) of the Met Investors Series Trust was merged into the PIMCO Total Return Portfolio (Class A) of the Met Investors Series Trust and the J.P. Morgan Select Equity Portfolio (Class A) of the Met Investors Series Trust was merged into the Capital Guardian U.S. Equity Portfolio (Class A) of the Metropolitan Series Fund, Inc.

Effective April 30, 2007, the Met/Putnam Capital Opportunities Portfolio (Class
A) of the Met Investors Series Trust was merged into the Lazard Mid Cap Portfolio (Class A) of the Met Investors Series Trust and the AIM V.I. Capital Appreciation Fund (Series I) of AIM Variable Insurance Funds was replaced with the Met/AIM Capital Appreciation Portfolio (Class A) of the Met Investors Series Trust.

Effective May 1, 2009, the Capital Guardian U.S. Equity Portfolio (Class A) of the Metropolitan Series Fund, Inc. merged into the Pioneer Fund Portfolio (Class A) of the Met Investors Series Trust and the Met/AIM Capital Appreciation Portfolio (Class A) of the Met Investors Series Trust merged into the BlackRock Legacy Large Cap Growth Portfolio (Class A) of the Metropolitan Series Fund, Inc.

Financial statements of the Registrant, Depositor and Guarantor will be filed by amendment.

                                    Part II

                          UNDERTAKING TO FILE REPORTS

   Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                             RULE 484 UNDERTAKING

The Bylaws of the Company (Article IV, Section 1) provide that:

Each person who is or was a director, officer or employee of the corporation or is or was serving at the request of the corporation as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person) shall be indemnified by the corporation as of right to the full extent permitted or authorized by the laws of the State of Missouri, as now in effect and as hereafter amended, against any liability, judgment, fine, amount paid in settlement, cost and expenses (including attorney's fees) asserted or threatened against and incurred by such person in his capacity as or arising out of his status as a director, officer or employee of the corporation or if serving at the request of the corporation, as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise. The indemnification provided by this bylaw provision shall not be exclusive of any other rights to which those indemnified may be entitled under any other bylaw or under any agreement, vote of shareholders or disinterested directors or otherwise, and shall not limit in any way any right which the corporation may have to make different or further indemnification with respect to the same or different persons or classes of persons.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                         UNDERTAKINGS OF THE DEPOSITOR

During any time there are insurance obligations outstanding and covered by the guarantee issued by General American Life Insurance Company ("Guarantee Period"), filed as an exhibit to this Registration Statement (the "Guarantee"), the Depositor hereby undertakes to provide notice to policyholders covered by the Guarantee promptly after the happening of significant events related to the Guarantee.

These significant events include: (i) termination of the Guarantee that has a material adverse effect on the policyholder's rights under the Guarantee;
(ii) a default under the Guarantee that has a material adverse effect on the policyholder's rights under the Guarantee; or (iii) the insolvency of General American Life Insurance Company ("Guarantor").

Depositor hereby undertakes during the Guarantee Period to cause Registrant to file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the current annual audited financial statements of the Guarantor in the Registration Statement are updated to be as of a date not more than 16 months prior to the effective date of this Registration Statement, and to cause Registrant to include as an exhibit to this Registration Statement the consent of the independent registered public accounting firm of the Guarantor regarding such financial statements.

                                REPRESENTATIONS

   MetLife Investors Insurance Company hereby represents that the fees and charges deducted under the modified single premium variable life insurance policies described in this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by MetLife Investors Insurance Company.

                      CONTENTS OF REGISTRATION STATEMENT

   This Registration Statement comprises the following papers and documents:

   The facing sheet.

   The prospectus consisting of 37 pages.

   The undertaking to file reports.

   The undertaking pursuant to Rule 484(b) under the Securities Act of 1933.

   Undertakings of the Depositor.

   Representations.

   The signatures.

   Written consents of the following persons:

          Opinion and Consent of Counsel of MetLife Investors (see Exhibit 3(i) below)
          J. Robert Hopson, F.S.A., M.A.A.A. (see Exhibit 3(ii) below)
          Opinion and Consent of Guarantor's Counsel:
          Blackwell Sanders Peper Martin LLP (see Exhibit 3(iii) below) Independent Registered Public Accounting Firm (see Exhibit 11 below)

The following exhibits:

  1.A.(1)  (a)     Resolution of the Board of Directors of COVA Financial Life
                   Insurance Company establishing the separate account dated
                   March 24, 1992 1
           (b)     Resolution of the Board of Directors of MetLife Investors
                   Insurance Company effecting the separate account 8
           (c)     Resolutions of the Board of Directors dated October 23,
                   1991 establishing MetLife Investors Variable Life Account
                   One 2
           (d)     Resolution of MetLife Investors Insurance Company Board of
                   Directors, dated ______, authorizing the combining of
                   MetLife Investor Variable Life Account Five into MetLife
                   Investors Variable Life Account One. (To be filed by
                   amendment.)
      (2)          Not Applicable
      (3)  (a)     Form of Principal Underwriter's Agreement 5
           (b)     Selling Agreement 3
           (c)     Schedule of Commissions 3
      (4)          Not Applicable
      (5)  (a)     Modified Single Premium Variable Life Insurance Policy 1
           (b)     Endorsement (Merger into MetLife Investors Insurance
                   Company) 8
      (6)  (a)     Articles of Incorporation of the Company 2
           (b)     By-Laws of the Company 2
      (7)          Not Applicable
      (8)          Not Applicable
      (9)  (a)     Form of Fund Participation Agreement among Templeton
                   Variable Products Series Fund, Franklin Templeton
                   Distributors, Inc., COVA Financial Life Insurance Company 4
           (b)     Participation Agreement between MetLife Investors Insurance
                   Company and MetLife Investors Series Trust 6
           (c)     Participation Agreement between MetLife Investors Insurance
                   Company and Metropolitan Series Fund, Inc. 6
           (d)     Net Worth Maintenance Agreement between MetLife, Inc. and
                   MetLife Investors Insurance Company (effective December 31,
                   2002) 7
           (e)     Guarantee Agreement (General American Life Insurance
                   Company) (June 1, 1995) 8
     (10)          Application Forms 1
  2.               See Exhibit 3(i)
  3.(i)            Opinion and Consent of Counsel (to be filed by amendment)
    (ii)           Opinion and Consent of J. Robert Hopson, FSA, MAAA 4
    (iii)          Opinion and Consent of Counsel of Missouri (Guarantor) 8
  4.               None
  5.               Inapplicable
  6.               Inapplicable
  7.       (i)     Powers of Attorney of MetLife Investors Insurance Company
           (ii)    Powers of Attorney of General American Life Insurance
                   Company (as Guarantor)
  8.               Inapplicable
  9.               Inapplicable
  10.              Inapplicable
  11.              Consent of Independent Registered Public Accounting Firm
                   (to be filed by amendment)

1 Incorporated herein by reference to the MetLife Investors Variable Life Account Five's Form S-6 Registration Statement, File No. 333-37559, filed October 9, 1997.
2 Incorporated herein by reference to the MetLife Investors Variable Life Account One's Form S-6 Registration Statement, File No. 333-17963, filed December 16, 1996.

3 Incorporated herein by reference to MetLife Investors Variable Life Account Five's Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement, File No. 333-37559, filed on November 13, 1997.
4 Incorporated herein by reference to Post-Effective Amendment No. 2 to the MetLife Investors Variable Life Account Five's Form S-6 Registration Statement, File No. 333-37559, filed April 30, 1999.
5 Incorporated herein by reference to Post-Effective Amendment No. 4 to the MetLife Investors Variable Life Account Five's Form S-6 Registration Statement, File No. 333-37559, filed February 8, 2001.
6 Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Variable Account's Form S-6 Registration Statement, File No. 333-69522, filed December 20, 2001.
7 Incorporated herein by reference to Post-Effective Amendment No. 16 to the MetLife Investors Variable Annuity Account One's Registration Statement on Form N-4 (File No. 333-50540 and 811-05200) as filed on April 21, 2006.
8 Incorporated herein by reference to the Registration Statement on Form S-6 (File No. 333-138576) as filed November 9, 2006.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant, MetLife Investors Variable Life Account Five, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Irvine, and the State of California, on the 27th day of July, 2009.

                                    MetLife Investors Variable Life Account One
                                     (Registrant)

                                        By:  MetLife Investors Insurance Company
                                               (Depositor)

                                        By:  /s/ Richard C. Pearson
                                             -----------------------------------
                                             Richard C. Pearson
                                             Vice President, Associate
                                             General Counsel
                                             and Secretary

Attest:
/s/ Jonnie L. Crawford
-------------------------
Jonnie L. Crawford

   Pursuant to the requirements of the Securities Act of 1933, MetLife Investors Insurance Company has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Irvine, and the State of California, on the 27th day of July, 2009.

                                          MetLife Investors Insurance Company
(Seal)

Attest:                                   By:  /s/ Richard C. Pearson
         /s/ Jonnie L. Crawford                -------------------------------
         -------------------------------
         Jonnie L. Crawford                    Richard C. Pearson
                                               Vice President, Associate
                                               General Counsel and Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons, in the capacities indicated, on July 27, 2009.

/s/ Michael K. Farrell *               Chairman of the Board, President and
-------------------------------------  Chief Executive Officer
Michael K. Farrell

/s/ Susan A. Buffum *                  Director
-------------------------------------
Susan A. Buffum

/s/ Elizabeth M. Forget *              Director and Executive Vice President
-------------------------------------
Elizabeth M. Forget

/s/ George Foulke *                    Director
-------------------------------------
George Foulke

/s/ Jay S. Kaduson *                   Director and Vice President
-------------------------------------
Jay S. Kaduson

/s/ Bennett D. Kleinberg *             Director and Vice President
-------------------------------------
Bennett D. Kleinberg

/s/ Richard C. Pearson *               Director, Vice President, Associate
-------------------------------------  General Counsel and Secretary
Richard C. Pearson

/s/ Paul A. Sylvester *                Director
-------------------------------------
Paul A. Sylvester

/s/ Jeffrey A. Tupper *                Director and Assistant Vice President
-------------------------------------
Jeffrey A. Tupper

/s/ James J. Reilly *                  Vice President, Finance (Principal
-------------------------------------  Financial and Accounting Officer)
James J. Reilly

                                   By:  /s/ John E. Connolly, Jr.
                                        ----------------------------------------
                                        John E. Connolly, Jr., Attorney-in-fact

* Executed by John E. Connolly, Jr., Esquire on behalf of those indicated pursuant to powers of attorney filed herewith.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, General American Life Insurance Company has duly caused this Registration Statement to be signed on its behalf in the City of Boston and Commonwealth of Massachusetts on this 27th day of July, 2009.

                                        GENERAL AMERICAN LIFE INSURANCE COMPANY
                                        (Guarantor)

                                        By:  /s/ Paul L. LeClair
                                             ----------------------------------
                                             Paul L. LeClair
                                             Vice President and Actuary

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on July 27, 2009.

Signature                                              Title

/s/ Lisa M. Weber*                     Chairman of the Board, President and
-------------------------------------         Chief Executive Officer
Lisa M. Weber

/s/ James J. Reilly*                    Vice President (principal financial
-------------------------------------                officer)
James J. Reilly

/s/ Michael K. Farrell*                              Director
-------------------------------------
Michael K. Farrell

/s/ James L. Lipscomb                                Director
-------------------------------------
James L. Lipscomb

/s/ Peter M. Carlson*                      Executive Vice President and
-------------------------------------        Chief Accounting Officer
Peter M. Carlson

/s/ William J. Mullaney*                             Director
-------------------------------------
William J. Mullaney

/s/ Eric T. Steigerwalt                 Director, Senior Vice President and
-------------------------------------                Treasurer
Eric T. Steigerwalt

/s/ Stanley J. Talbi*                                Director
-------------------------------------
Stanley J. Talbi

/s/ Michael J. Vietri*                               Director
-------------------------------------
Michael J. Vietri

/s/ William J. Wheeler*                              Director
-------------------------------------
William J. Wheeler

                                             By:  /s/ John E. Connolly, Jr.
                                                  -----------------------------
                                                  John E. Connolly, Jr. Esq
                                                  Attorney-in-fact

* Executed by John E. Connolly, Jr., Esquire on behalf of those indicated pursuant to powers of attorney filed herewith.

                                 EXHIBIT LIST

7.(i)     Powers of Attorney of MetLife Investors Insurance Company

    (ii) Powers of Attorney of General American Life Insurance Company (as Guarantor)